...ease

Raiffeisen INTERNATIONAL
Member of RZB Group

Vienna, 27 March 2008

Raiffeisen International: Record result based on strong customer business

- **Consolidated profit surges by 42 per cent to 841 million euros**
- **Return on equity amounts to 25.7 per cent**
- **Earnings per share rise by 39 per cent to 5.80 euros**
- **Very sound capital base due to successful SPO: Tier 1 ratio increases to 10.5 per cent (plus 1.5 percentage points)**
- **Total assets surge by 30 per cent to nearly 73 billion euros, lending volume rises by almost 40 per cent**
- **Retail customer segment shows largest profit growth: Plus 85 per cent to 487 million euros**
- **Corporate customer segment achieves highest profit contribution: 669 million euros (plus 43 per cent)**
- **Contributions to Profit before tax regionally well diversified: Central Europe 34 per cent, Southeastern Europe 36 per cent, CIS 30 per cent**
- **Increased efficiency improves Cost/income ratio to 57.6 per cent**
- **Integration projects proceed as scheduled**
- **Strongest sales network of all Western banks in CEE**
- **Customer base extended by 1.6 million to 13.7 million**
- **Outlook 2008: Consolidated profit of about 1 billion euros targeted**

Raiffeisen International Bank-Holding AG, a member of the RZB Group headed by Raiffeisen Zentralbank Österreich AG, utilized the growth dynamics in Central and Eastern European markets and once again achieved a record result on the back of a strong development of customer business. Consolidated profit (after tax and minorities) surged by 41.7 per cent to 841 million euros (2006: 594 million euros). Profit before tax crossed the 1 billion euros threshold for the first time and amounted to 1.24 billion euros (2006: 891 million euros). Earnings per share rose from 4.17 in 2006 to 5.80 euros. The Managing Board will propose the General Shareholders Meeting to increase the dividend per share for the business year 2007 by 0.22 euros to 0.93 euros (2006: 0.71 euros). Based on that proposal the payout would amount to 143.8 million euros. (All data according to International Financial Reporting Standards (IFRS). All data related to the business year 2006 are displayed without one-off or special effects for reasons of better comparison.)

Herbert Stepic, CEO of Raiffeisen International, said, "Despite the turbulences on the global credit and capital markets we have had an outstanding year 2007. We have very successfully placed our Secondary Public Offering in an extremely challenging market environment and

closed the year with yet another record result. The increase in consolidated profit of 247 million euros in 2007 is larger than our total consolidated profit was in 2004, at 209 million euros. This underlines that the traditional customer-focused banking business in our markets is characterized by both strong growth and strong profitability. We have earned confidence by having achieved all strategic and financial goals set at the IPO in 2005 on time."

Strong volume growth in customer business – total assets plus 30 per cent

In 2007, Raiffeisen International continued to utilize the positive growth environment in CEE and notably extended its customer business. Loans and advances to customers grew by 39.5 per cent to 48.9 billion euros (2006: 35.0 billion euros), while deposits from customers increased by 22.0 per cent to 40.5 billion euros (2006: 33.2 billion euros).

The balance sheet total at year-end 2007 increased almost exclusively organically by 30.2 per cent to 72.7 billion euros. For comparison: At year-end 2002, the balance sheet total amounted to 14.4 billion euros. The average annual growth rate of the balance sheet total was 38 per cent during the past five years.

Strong earnings growth in customer business – Operating income plus 32 per cent

The operating result of Raiffeisen International has again developed very positively in 2007. Operating income surged by 32.2 per cent to 3.79 billion euros (2006: 2.87 billion euros). This increase was driven by the two most important customer-related components: interest income and commission income.

Net interest income increased by 37.1 per cent to 2.42 billion euros (2006: 1.76 billion euros). Net commission income advanced by 33.9 per cent to 1.25 billion euros (2006: 0.93 billion euros). Due to the difficult market environment and a special effect in the previous year, trading profit declined by 26.8 per cent to 127.9 million euros (2006: 174.8 million euros).

The increase in general administrative expenses was slightly lower than the increase in operating income, which was primarily due to strict cost management. In total, general administrative expenses rose by 29.0 per cent to 2.18 billion euros (2006: 1.69 billion euros). The resulting profit from operating activities increased by 36.9 per cent to 1.61 billion euros (2006: 1.17 billion euros). The cost/income ratio, which represents general administrative expenses in relation to operating income, thus further improved as planned from 59.1 per cent to 57.6 per cent.

Sound development of risk provisions

With an increase of 15.6 per cent, allocations to provisioning for impairment losses remained significantly below business volume growth in 2007. New allocations increased by 15.6 per cent to 357.0 million euros (2006: 308.9 million euros). The risk/earnings ratio, i.e. the ratio of provisioning for impairment losses to net interest income, improved from 17.5 per cent in 2006 to 14.8 per cent. The net provisioning ratio – based on the risk-weighted assets of the banking book – decreased by 13 basis points to 0.84 per cent. It amounted to 1.41 per cent (2006: 1.69 per cent) in the retail customer segment, and decreased from 0.70 per cent in 2006 to 0.57 per cent in the corporate customer segment.

More than 60 per cent of provisioning for impairment losses was attributable to the retail customer segment. The corporate customer segment accounted for the balance. In regional terms, the operations in the CIS booked new provisioning for impairment losses with a share of 47 per cent, or 169 million euros, while new allocations in Southeastern Europe were very moderate. That region had a risk/earnings ratio of only 9.2 per cent.

Very sound capital base – Tier 1 ratio above 10 per cent

Raiffeisen International increased equity including consolidated profit and minority interests in the reporting year by 44 per cent, or 2,033 million euros. It amounted to 6,622 million euros as of the balance sheet date (2006: 4,590 million euros). The return on equity before tax sank due to the strong increase in average equity by 1.6 percentage points to 25.7 per cent (2006: 27.3 per cent).

The Tier 1 ratio for the banking book increased by 1.6 percentage points to 11.4 per cent. The Tier 1 ratio including market risk – as measured by total risk assets of 54.0 billion euros – results in a value of 10.5 per cent for 2007 (plus 1.5 percentage points). The own funds ratio rose by 1.4 percentage points to 12.4 per cent. "We have a very sound capital base. This cushion gives us security and additional leeway in case of acquisitions", said Martin Grüll, CFO of Raiffeisen International.

Stable funding due to high customer deposit volumes

Total funding of Raiffeisen International amounted to 64.2 billion euros at year-end 2007. The majority of this came from customer deposits with a share of 63 per cent. About 18 per cent came from short-term refinancing, while medium- and long-term refinancing accounted for 17 per cent of the total volume. 2 per cent was accounted for by subordinated liabilities.

"We are able to cover a high and stable share of funding from customer deposits. This is a real benefit in the current environment. In addition, we have a good reputation in the

syndicated loan market, which ensures constant access to long-term funding ", added Grüll. The well-established cooperation with supranational institutions like the European Bank for Reconstruction and Development (EBRD), the European Investment Bank (EIB) or the World Bank affiliate International Finance Corporation (IFC) provides the company with attractive sources of long-term refinancing. RZB and the Austrian Raiffeisen Banking Group are additional important and reliable funding sources.

Good results in the 4th quarter 2007

In the 4th quarter 2007, Raiffeisen International earned a record net interest income (after provisioning) of 600.2 million euros, representing an increase of 38 per cent compared to the same quarter of the previous year. Net commission income of 354.8 million euros was also significantly – by 30 per cent – above the 4th quarter 2006. Consolidated profit amounted to 215.6 million euros and was 38 per cent up compared to the 4th quarter 2006, and only slightly below the previous quarter. Despite the specifics of the 4th quarter with regard to cost allocation it was the second-best quarterly result in the company's history.

Largest sales network leverages strong growth of customer base

The branch is still the centre of the relationship with the customer. In addition, it is also a key to position the brand. In the year under review, the already far-reaching branch network was further extended. The number of business outlets operated by Raiffeisen International rose by 167. At the balance sheet date, the entire sales network of Raiffeisen International in CEE comprised 3,015 business outlets in 16 markets. In the meantime, a leasing company was opened in the Republic of Moldova, thus expanding the presence with operative units to 17 markets.

"We have set another milestone in the development of our company with the opening of the 3,000th branch in CEE. We are able to service our customers region-wide like no other international bank. In the high-growth markets of Russia and Ukraine we run by far the largest branch networks of all Western banks. This is a cornerstone of our business success in the future", said Stepic.

Due to the further expansion and optimization of the sales network and thanks to its high service standards as well as products that are closely aligned with demand, Raiffeisen International was again able to attract numerous new customers. The number of customers was 12.1 million at the end of the 2006 and rose to 13.7 million by the end of 2007.

These dynamics are also reflected in the development of staff. At the balance sheet date, the company employed 58,365 people, representing an increase of 5,633 or 10.7 per cent.

Integration projects proceed as scheduled

The integration and transformation projects of the three banks acquired over the past years (Bank Aval in Ukraine in 2005, Impexbank in Russia and eBanka in the Czech Republic, both in 2006) proceed as scheduled. In November 2007, the important legal merger of former ZAO Raiffeisenbank Austria and OAO Impexbank to the new ZAO Raiffeisenbank was completed. The bank that emerged unites Raiffeisen's tradition with Impexbank's outstanding distribution network. The legal merger of Raiffeisenbank a.s. and eBanka a.s. is scheduled to be completed in 2008.

Segment reporting

Raiffeisen International classifies its business according to customer groups and regional segments.

Business segments

Raiffeisen International made increases in its customer segments in the business year 2007. The success of its strategy of expanding retail activities is reflected in a clear improvement of results from that business area.

Corporate customers
With a 54 per cent share of total earnings, the corporate customer segment is the largest and continues to develop satisfactorily. Earnings before tax rose by 43 per cent to 669 million euros, which was higher than business volume growth. Risk assets allocable to the segment increased by 30 per cent to 24.7 billion euros. With an increase of 39 per cent, net interest income contributed to the good result, as did net commission income, which rose by 26 per cent. General administrative expenses increased by 32 per cent. The cost/income ratio improved by another 0.9 percentage points to 35.8 per cent. Only a moderate increase in provisioning for impairment losses of 17 per cent was registered, which was below the increase in net interest income. Since the equity allocable to the segment rose by 50 per cent, the return on equity fell slightly, by 1.5 percentage points to 30.2 per cent. The average number of employees climbed by 10 per cent to 8,089.

Retail customers
As expected, the retail customer segment had the strongest growth of earnings before tax of all segments in the reporting year with a plus of 85 per cent, or 223 million euros, to 487 million euros. Investments in new business outlets and products made in the last few years contributed to that good result. However, that this investment program is still not completed is also reflected in
30 per cent higher general administrative expenses. For that reason, the cost/income ratio of

68.3 per cent in the reporting period was still relatively high, but was 4.0 percentage points below the preceding year's figure.

The risk assets allocable to retail customers rose by 34 per cent to 19.0 billion euros. The higher volume also required more extensive provisioning for impairment losses, which nevertheless only increased by 14 per cent to 218 million euros. The return on equity rose significantly, from 24.8 per cent to 29.5 per cent. The average number of employees in this segment increased, from 38,677 to 44,582.

Treasury

Earnings in the treasury segment declined in the reporting period. At 188 million euros, earnings before tax were 22 per cent, or 53 million euros, below the preceding year's high level. This had been influenced by a favourable currency environment for the Group and by a special effect of
33 million euros due to a positive valuation result from an open position taken in connection with the Impexbank acquisition. Derivative instruments were used to reduce yield curve risk. That gave rise to a valuation result of minus 30 million euros in 2007. Excluding those effects, earnings development in the treasury segment would be positive.

Risk assets in the segment increased by 10 per cent to 5.9 billion euros. General administrative expenses grew moderately by only 19 per cent. The return on equity fell by 11.8 percentage points on the preceding year to 32.9 per cent. The average number of employees rose by 17 per cent in the reporting year to 1,244.

Participations and other

The one-off effects in 2006 (sales of Raiffeisenbank Ukraine and the minority stake in Bank TuranAlem) were booked in the participations and other segment, which had a positive result of 507 million euros. Adjusted for these one-off effects, the segment's result in 2006 were minus
81 million euros.

This figure in 2007 was minus 106 million euros. The result is negative because in addition to net income from equity holdings and non-banking activities, the segment includes the costs of central group management. Those remain in the segment and are not distributed to the other business areas. It also includes the computational results from the investment of equity.

Regional segments

Central Europe

Earnings grew significantly in the region of Central Europe in the reporting period. With an increase of 112 million euros, or 36 per cent on the preceding year, an impressive increase

was registered in profit before tax. Initial consolidation of asset management companies in Slovakia and Hungary resulted in an additional contribution to annual earnings in the amount of 20 million euros. The return on equity before tax for Central Europe fell slightly, by 1.7 percentage points to 21.7 per cent. The main reason for that was an increase of equity by 46 per cent on the comparable period.

Group assets in Central Europe rose on the preceding year by 28 per cent, or 6.5 billion euros, to 29.7 billion euros. Volume growth was somewhat lower than the increase of net interest income by 36 per cent to 821 million euros. The net interest margin rose by 3 basis points to 3.17 per cent despite the competitive market environment. The risk-weighted assets increased less than balance sheet assets, by 26 per cent from 17.2 billion euros to 21.6 billion euros. Provisioning for impairment losses rose by 31 per cent to 122 million euros, to a smaller extent than net interest income. New allocations to portfolio-based provisions in some of the region's group units accounted for 30 per cent of that increase.

The risk/earnings ratio for the entire region improved on the comparable period by 0.6 percentage points to 14.9 per cent. The share of the credit portfolio attributable to non-performing loans increased on the preceding year by 0.35 percentage points to 2.64 per cent.

Net commission income rose by 127 million euros to 471 million euros. That increase is based on constantly growing transaction volumes and amounted to 152 million euros in payment transfers and account services. In absolute terms, the Hungarian and Slovakian group units achieved the highest results. Net commission income in foreign exchange and notes/coins business rose to 183 million euros, to which Raiffeisenbank Polska made the largest contribution. The asset management companies newly consolidated in 2007 contributed 14 million euros to this good result. Their assets under management amounted to 2.3 billion euros at year's end. The share of operating income attributable to business affecting commission income was the highest of all segments at 35 per cent.

Central Europe's trading profit amounted to 52 million euros. The item's increase by 11 million euros in the reporting period was largely due to an improved result on currency-related business, which contributed 39 million euros to trading profit. Income in interest-related business improved in the reporting year by about 10 million euros to 13 million euros in view of rising interest rates in some countries of Central Europe.

Southeastern Europe

Southeastern Europe registered the highest earnings growth of all three regional segments in the reporting period. Thanks to the good market position of group units in this region, profit

before tax grew by 55 per cent to 442 million euros. The return on equity before tax likewise improved significantly from 28.2 per cent before to 30.2 per cent.

Net interest income in the region grew by 28 per cent, or 158 million euros, to 718 million euros, although the net interest margin declined slightly, by 6 basis points to 3.48 per cent. Balance sheet assets rose by 23 per cent to 23.2 billion euros. The risk-weighted assets increased somewhat more strongly, by 30 per cent from 12.6 billion euros before to 16.4 billion euros.

Positive development characterized provisioning for impairment losses. Low levels of new allocations to provisions for impairment losses were necessary, an increase of only 26 per cent or 22 million euros, despite a stark increase in business volume in comparison to the previous year. The total amount of provisions for impairment losses fell to 66 million euros. It was possible to lower provisioning in some group units thanks to a solid customer base and good development of the risk structure. That resulted in a substantial reduction of the risk/earnings ratio, from 15.8 per cent to 9.2 per cent.

The region's net commission income rose strongly, by 44 per cent from 268 million euros before to 386 million euros. The largest increase was achieved by the group unit in Romania thanks to a pronounced retail orientation and solid customer base. Good development in payment transfers and account services at 167 million euros and in foreign exchange and notes/coins business at 82 million euros were critical for this increase. The asset management unit in Croatia newly consolidated in the reporting year contributed 12 million euros to net commission income. Assets under management reached 0.6 billion euros.

The Southeastern Europe segment made trading profit of 35 million euros. That result is largely based on currency-related business and was 31 per cent below the preceding year's value. Valuation losses of about 10 million euros from hedging transactions in Croatia, used to minimize the currency risk of certain credit portfolios, were the main reason for that. Income from interest-related business likewise declined due to the rising interest rate level in the region.

Commonwealth of Independent States (CIS)

The CIS segment registered strong growth of its loan portfolio and income, in line with strategy. Profit before tax increased in the reporting year by 27 per cent, or 78 million euros, to 369 million euros despite the deconsolidation of Raiffeisenbank Ukraine in the preceding year. The return on equity fell by 5.6 percentage points to 26.7 per cent because of the significantly larger equity base (plus 53 per cent) and absence of Raiffeisenbank Ukraine, which did not tie up very much capital. Regarding the region's development, it should be noted that Impexbank was only included for five months of the comparable period and some special effects were also registered.

The region's net interest income was the highest of all the segments. It rose by 47 per cent, or 280 million euros, to 880 million euros and thus developed even more dynamically than balance sheet assets, which increased more than usual by 6.0 billion euros to 19.9 billion euros thanks to a significant growth of lending business. The group unit in Russia achieved especially strong expansion. That led to improvement of the net interest margin by 13 basis points to 5.13 per cent. The risk-weighted assets developed analogously to the growth of balance sheet assets and rose by 42 per cent to 15.9 billion euros.

Provisioning for impairment losses increased in the reporting period from 127 million euros before to 169 million euros. This increase by one-third was a result of the strong expansion of business volume in both the retail and corporate customer segments and was largely attributable to the two already merged Russian banks. The risk/earnings ratio improved by 2.0 percentage points to 19.2 per cent.

Net commission income registered an increase of 72 million euros to 393 million euros. At 220 million euros, payment transfers contributed the most, which was largely due to the group unit in Ukraine. Foreign exchange and notes/coins business contributed 98 million euros.

Trading profit declined from 83 million euros to 41 million euros. The result on interest-related transactions fell by 23 per cent to 16 million euros, and the result on currency-related business was down significantly. Another factor for the decline was a foreign exchange position taken in connection with the acquisition of Impexbank, which had led to a positive valuation result of 33 million euros in 2006. Adjusted for that special effect in the comparable period, development of trading profit was stable in the reporting year.

Outlook 2008

Building on its successful mid-market strategy, the corporate customer segment will make the largest contribution to profit before tax again in 2008. In the retail business, Raiffeisen International continues to emphasize expansion of the branch network to support the broadening of its customer base. Moreover, the company will further develop its product range in the areas of asset management and insurance in the current year.

The management has set the goal for consolidated profit in 2008 of about € 1 billion. It is aimed to grow the balance sheet total by at least 20 per cent per year in the period to 2010, with the strongest increases targeted in the retail customer segment.

Raiffeisen International has set a return on equity (ROE) before tax of more than 25 per cent as a goal for 2010. That does not take into account any acquisitions or capital increases. The cost/income ratio should come to about 56 per cent. Our target risk/earnings ratio is about 15 per cent.

* * * * *

Raiffeisen International operates one of the largest banking networks in CEE. 17 markets of Europe's growth region are covered by subsidiary banks, finance leasing companies, a representative office and a number of other financial service providers. About 14 million customers are attended to through more than 3,000 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 68.5 per cent of the common stock. The balance is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

You can access the web-version of Raiffeisen International's annual report on http://ar2007.ri.co.at. The English printed version can be subscribed to on that site.

For further information please contact:

Susanne Langer
Vice President Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna

- Consolidated profit of EUR 841 mn up by 42% year-on-year (1-12/2006 excl. one-offs: EUR 594 mn)
- ROE before tax of 25.7% compared to 27.3% 1-12/2006 (excl. one-offs)
- Retail segment contribution of 39% (1-12/2006: 30%) due to strong growth in retail profit
- Cost/income ratio improves to 57.6% in 2007 from 59.1% in 2006
- Balance sheet total of EUR 73 bn, growth of 30% year-on-year
- Number of customers increase to 13.7 mn and number of branches to 3,015
- Outlook: Our goal for consolidated profit in 2008 is about EUR 1 billion

2,418.8	1,763.9	715.1	513.1		
(357.0)	(308.9)	(114.9)	(79.6)		
2,061.9	1,455.0	600.2	433.6		
1,249.8	933.3	354.8	272.4		
127.9	174.8	7.1	63.0		
(2,184.0)		(1,693.7)		(646.3)	(537.3)
1,237.6	891.2	284.2	240.6		
973.5	685.9	236.8	176.5		
841.3	593.7	215.6	156.3		
31/12/07		31/12/06			
6,622.1	4,589.6				
72,742.8		55,867.0			
31/12/07		31/12/06			
11.4%	9.8%				
10.5%	9.0%				
12.4%	11.0%				
1-12/2007		1-12/2006			
25.7%	27.3%				
20.1%	21.4%				
57.6%	59.1%				
14.8%	17.5%				
5.80	4.17				
31/12/07		31/12/06			
58,365	52,732				
3,015	2,848				

All 2006 figures are excl. the sale of Raiffeisen Bank Ukraine and the minority stake in Bank TuranAlem.

For further information please contact:

Susanne Langer Raiffeisen International Bank-Holding AG
Vice President Investor Relations Am Stadtpark 9
investor.relations@ri.co.at A-1030 Vienna
phone +43-1-71707-2089
http://www.ri.co.at

FILE NO. 82-34958

Quarterly results 2003-2007

Raiffeisen INTERNATIONAL
Member of RZB Group

in € million	Q1/2003	Q2/2003	Q3/2003	Q4/2003	Q1/2004	Q2/2004	Q3/2004	Q4/2004
Net interest income	121	135	146	163	165	193	225	221
Provisioning for impairment losses	-8	-14	-25	-40	-27	-22	-26	-63
Net interest income after provisioning	***113***	***120***	***121***	***122***	***138***	***171***	***199***	***158***
Net commission income	73	81	89	90	96	115	112	119
Trading profit	19	29	20	54	12	9	31	26
Valuation result from derivatives	3	0	2	-3	0	2	-4	-2
Net income from financial investments	-1	1	1	2	2	-3	6	4
Staff expenses	-64	-78	-71	-84	-78	-92	-83	-127
Other administrative expenses	-57	-69	-53	-95	-68	-87	-86	-107
Depreciation of tangible and intangible fixed assets	-18	-19	-19	-30	-20	-22	-23	-30
Other operating profit/loss	1	5	-15	9	-2	1	-2	-24
Income from disposal of group assets								
Profit before tax	***70***	***69***	***73***	***65***	***79***	***94***	***152***	***16***
Income tax	-12	-16	-15	-6	-19	-19	-25	-8
Profit after tax	***58***	***54***	***58***	***58***	***60***	***74***	***127***	***9***
Minority interests in profit	-14	-13	-19	-2	-15	-22	-14	-8
Consolidated profit	***44***	***41***	***39***	***56***	***45***	***52***	***112***	***0***

Operating Income	214,4	249,3	239,1	315,5	271,8	317,3	366,5	342,2
Operating Expenses	139,5	166,2	143,3	209,7	166,7	200,5	191,9	264,2
OPERATING RESULT	***74,9***	***83,1***	***95,8***	***105,9***	***105,0***	***116,8***	***174,6***	***78,0***
Other Income/Expenses	-5,2	-13,7	-22,7	-41,3	-25,9	-23,1	-22,8	-61,5
PROFIT BEFORE TAX	***69,6***	***69,4***	***73,1***	***64,6***	***79,1***	***93,7***	***151,8***	***16,5***

FILE NO. 82-34958

Quarterly results 2003-2007

Raiffeisen INTERNATIONAL
Member of RZB Group

in € million	Q1/2005	Q2/2005	Q3/2005	Q4/2005	Q1/2006	Q2/2006	Q3/2006	Q4/2006
Net interest income	259	277	305	361	378	412	461	513
Provisioning for impairment losses	-29	-35	-56	-48	-55	-70	-104	-80
Net interest income after provisioning	***230***	***242***	***249***	***313***	***323***	***342***	***357***	***434***
Net commission income	133	147	151	175	185	231	245	272
Trading profit	5	18	25	53	30	41	41	63
Valuation result from derivatives	0	-2	-1	3	4	2	-1	-1
Net income from financial investments	1	2	2	6	-2	0	101	4
Staff expenses	-116	-128	-127	-181	-164	-185	-208	-268
Other administrative expenses	-99	-106	-123	-153	-144	-170	-159	-214
Depreciation of tangible and intangible fixed assets	-26	-28	-30	-46	-39	-42	-45	-55
Other operating profit/loss	5	-6	-3	-18	2	8	1	-14
Income from disposal of group assets								507
Profit before tax	***133***	***140***	***143***	***152***	***194***	***227***	***332***	***727***
Income tax	-24	-28	-29	-27	-42	-45	-54	-64
Profit after tax	***109***	***112***	***114***	***125***	***151***	***182***	***278***	***663***
Minority interests in profit	-17	-19	-21	-21	-27	-17	-28	-20
Consolidated profit	***93***	***93***	***93***	***103***	***124***	***165***	***250***	***643***

Operating Income	401,8	436,5	478,2	570,7	594,6	691,2	747,8	834,1
Operating Expenses	240,9	261,7	280,2	379,7	347,5	396,6	412,2	537,3
OPERATING RESULT	***160,9***	***174,9***	***198,0***	***191,0***	***247,1***	***294,6***	***335,5***	***296,8***
Other Income/Expenses	-27,6	-34,9	-54,9	-38,9	-53,2	-67,4	-4,0	430,2
PROFIT BEFORE TAX	***133,3***	***140,0***	***143,1***	***152,1***	***193,9***	***227,2***	***331,5***	***727,0***

FILE NO. 82-34958

Quarterly results 2003-2007

Raiffeisen INTERNATIONAL
Member of RZB Group

in € million	Q1/2007	Q2/2007	Q3/2007	Q4/2007	Q3/2006 excluding one-off	Q4/2006 excluding one-off
Net interest income	505	574	625	715	461	513
Provisioning for impairment losses	-76	-77	-89	-115	-104	-80
Net interest income after provisioning	***429***	***496***	***536***	***600***	***357***	***434***
Net commission income	275	297	323	355	245	272
Trading profit	36	44	41	7	41	63
Valuation result from derivatives	-3	7	-26	-8		
Net income from financial investments	1	-8	-3	1	-1	4
Staff expenses	-234	-257	-268	-325	-208	-268
Other administrative expenses	-191	-215	-211	-260	-159	-214
Depreciation of tangible and intangible fixed assets	-51	-55	-57	-61	-45	-55
Other operating profit/loss	17	4	-2	-24	0	-15
Income from disposal of group assets	14	0	13	-1		20
Profit before tax	***292***	***314***	***347***	***284***	***230***	***241***
Income tax	-62	-68	-87	-47	-54	-64
Profit after tax	***231***	***246***	***260***	***237***	***176***	***177***
Minority interests in profit	-38	-37	-35	-21	-28	-20
Consolidated profit	***193***	***209***	***224***	***216***	***148***	***156***
Operating Income	832,7	918,6	986,8	1.053,5	747,2	834,1
Operating Expenses	476,5	526,2	535,0	646,3	412,2	537,3
OPERATING RESULT	***356,1***	***392,4***	***451,8***	***407,2***	***335,0***	***296,8***
Other Income/Expenses	-63,7	-78,2	-105,0	-123,0	-105,4	-56,3
PROFIT BEFORE TAX	***292,5***	***314,1***	***346,8***	***284,2***	***229,6***	***240,6***

FILE NO. 82-34958

Press Release

RECEIVED

2008 MAR 31 P 4:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Raiffeisen INTERNATIONAL
Member of RZB Group

Vienna, 27 March 2008

Raiffeisen International: Record result based on strong customer business

- **Consolidated profit surges by 42 per cent to 841 million euros**
- **Return on equity amounts to 25.7 per cent**
- **Earnings per share rise by 39 per cent to 5.80 euros**
- **Very sound capital base due to successful SPO: Tier 1 ratio increases to 10.5 per cent (plus 1.5 percentage points)**
- **Total assets surge by 30 per cent to nearly 73 billion euros, lending volume rises by almost 40 per cent**
- **Retail customer segment shows largest profit growth: Plus 85 per cent to 487 million euros**
- **Corporate customer segment achieves highest profit contribution: 669 million euros (plus 43 per cent)**
- **Contributions to Profit before tax regionally well diversified: Central Europe 34 per cent, Southeastern Europe 36 per cent, CIS 30 per cent**
- **Increased efficiency improves cost/income ratio to 57.6 per cent**
- **Integration projects proceed as scheduled**
- **Strongest sales network of all Western banks in CEE**
- **Customer base extended by 1.6 million to 13.7 million**
- **Outlook 2008: Consolidated profit of about 1 billion euros targeted**

Raiffeisen International Bank-Holding AG, a member of the RZB Group headed by Raiffeisen Zentralbank Österreich AG, utilized the growth dynamics in Central and Eastern European markets and once again achieved a record result on the back of a strong development of customer business. Consolidated profit (after tax and minorities) surged by 41.7 per cent to 841 million euros (2006: 594 million euros). Profit before tax crossed the 1 billion euros threshold for the first time and amounted to 1.24 billion euros (2006: 891 million euros). Earnings per share rose from 4.17 in 2006 to 5.80 euros. The Managing Board will propose the General Shareholders Meeting to increase the dividend per share for the business year 2007 by 0.22 euros to 0.93 euros (2006: 0.71 euros). Based on that proposal the payout would amount to 143.8 million euros. *(All data according to International Financial Reporting Standards (IFRS). All data related to the business year 2006 are displayed without one-off or special effects for reasons of better comparison.)*

Herbert Stepic, CEO of Raiffeisen International, said, "Despite the turbulences on the global credit and capital markets we have had an outstanding year 2007. We have very successfully placed our Secondary Public Offering in an extremely challenging market environment and closed the year with yet another record result. The increase in consolidated profit of 247 million euros in 2007 is larger than our total consolidated profit was in 2004, at 209 million euros. This underlines that the traditional customer-focused banking business in our markets is characterized by both strong growth and strong profitability. We have earned confidence by having achieved all strategic and financial goals set at the IPO in 2005 on time."

Strong volume growth in customer business – total assets plus 30 per cent

In 2007, Raiffeisen International continued to utilize the positive growth environment in CEE and notably extended its customer business. Loans and advances to customers grew by 39.5 per cent to 48.9 billion euros (2006: 35.0 billion euros), while deposits from customers increased by 22.0 per cent to 40.5 billion euros (2006: 33.2 billion euros).

The balance sheet total at year-end 2007 increased almost exclusively organically by 30.2 per cent to 72.7 billion euros. For comparison: At year-end 2002, the balance sheet total amounted to 14.4 billion euros. The average annual growth rate of the balance sheet total was 38 per cent during the past five years.

Strong earnings growth in customer business – Operating income plus 32 per cent

The operating result of Raiffeisen International has again developed very positively in 2007.
Operating income surged by 32.2 per cent to 3.79 billion euros (2006: 2.87 billion euros). This increase was driven by the two most important customer-related components: interest income and commission income.

Net interest income increased by 37.1 per cent to 2.42 billion euros (2006: 1.76 billion euros). Net commission income advanced by 33.9 per cent to 1.25 billion euros (2006: 0.93 billion euros). Due to the difficult market environment and a special effect in the previous year, trading profit declined by 26.8 per cent to 127.9 million euros (2006: 174.8 million euros).

The increase in general administrative expenses was slightly lower than the increase in operating income, which was primarily due to strict cost management. In total, general administrative expenses rose by 29.0 per cent to 2.18 billion euros (2006: 1.69 billion euros). The resulting profit from operating activities increased by 36.9 per cent to 1.61 billion euros (2006: 1.17 billion euros). The cost/income ratio, which represents general administrative expenses in relation to operating income, thus further improved as planned from 59.1 per cent to 57.6 per cent.

Sound development of risk provisions

With an increase of 15.6 per cent, allocations to provisioning for impairment losses remained significantly below business volume growth in 2007. New allocations increased by 15.6 per cent to 357.0 million euros (2006: 308.9 million euros). The risk/earnings ratio, i.e. the ratio of provisioning for impairment losses to net interest income, improved from 17.5 per cent in 2006 to 14.8 per cent. The net provisioning ratio – based on the risk-weighted assets of the banking book – decreased by 13 basis points to 0.84 per cent. It amounted to 1.41 per cent (2006: 1.69 per cent) in the retail customer segment, and decreased from 0.70 per cent in 2006 to 0.57 per cent in the corporate customer segment.

More than 60 per cent of provisioning for impairment losses was attributable to the retail customer segment, a total of 218 million euros was allocated to this segment. The corporate customer segment accounted for the balance. In regional terms, the operations in the CIS booked new provisioning for impairment losses with a share of 47 per cent, or 169 million euros, while new allocations in Southeastern Europe were very moderate. That region had a risk/earnings ratio of only 9.2 per cent.

Very sound capital base – Tier 1 ratio above 10 per cent

Raiffeisen International increased equity including consolidated profit and minority interests in the reporting year by 44 per cent, or 2,033 million euros. It amounted to 6,622 million euros as of the balance sheet date (2006: 4,590 million euros). The return on equity before tax sank due to the strong increase in average equity by 1.6 percentage points to 25.7 per cent (2006: 27.3 per cent).

The Tier 1 ratio for the banking book increased by 1.6 percentage points to 11.4 per cent. The Tier 1 ratio including market risk – as measured by total risk assets of 54.0 billion euros – results in a value of 10.5 per cent for 2007 (plus 1.5 percentage points). The own funds ratio rose by 1.4 percentage points to 12.4 per cent. "We have a very sound capital base. This cushion gives us security and additional leeway in case of acquisitions", said Martin Grüll, CFO of Raiffeisen International.

Stable funding due to high customer deposit volumes

Total funding of Raiffeisen International amounted to 64.2 billion euros at year-end 2007. The majority of this came from customer deposits with a share of 63 per cent. About 18 per cent came from short-term refinancing, while medium- and long-term refinancing accounted for 17 per cent of the total volume, 2 per cent was accounted for by subordinated liabilities.

"We are able to cover a high and stable share of funding from customer deposits. This is a real benefit in the current environment. In addition, we have a good reputation in the syndicated loan market, which ensures constant access to long-term funding ", added Grüll. The well-established cooperation with supranational institutions like the European Bank for Reconstruction and Development (EBRD), the European Investment

Bank (EIB) or the World Bank affiliate International Finance Corporation (IFC) provides the company with attractive sources of long-term refinancing. RZB and the Austrian Raiffeisen Banking Group are additional important and reliable funding sources.

Good results in the 4th quarter 2007

In the 4th quarter 2007, Raiffeisen International earned a record net interest income (after provisioning) of 600.2 million euros, representing an increase of 38 per cent compared to the same quarter of the previous year. Net commission income of 354.8 million euros was also significantly – by 30 per cent – above the 4th quarter 2006. Consolidated profit amounted to 215.6 million euros and was 38 per cent up compared to the 4th quarter 2006, and only slightly below the previous quarter. Despite the specifics of the 4th quarter with regard to cost allocation it was the second-best quarterly result in the company's history.

Largest sales network leverages strong growth of customer base

The branch is still the centre of the relationship with the customer. In addition, it is also a key to position the brand. In the year under review, the already far-reaching branch network was further extended. The number of business outlets operated by Raiffeisen International rose by 167. At the balance sheet date, the entire sales network of Raiffeisen International in CEE comprised 3,015 business outlets in 16 markets. In the meantime, a leasing company was opened in the Republic of Moldova, thus expanding the presence with operative units to 17 markets.

"We have set another milestone in the development of our company with the opening of the 3,000th branch in CEE. We are able to service our customers region-wide like no other international bank. In the high-growth markets of Russia and Ukraine we run by far the largest branch networks of all Western banks. This is a cornerstone of our business success in the future", said Stepic.

Due to the further expansion and optimization of the sales network and thanks to its high service standards as well as products that are closely aligned with demand, Raiffeisen International was again able to attract numerous new customers. The number of customers was 12.1 million at the end of 2006 and rose to 13.7 million by the end of 2007.

These dynamics are also reflected in the development of staff. At the balance sheet date, the company employed 58,365 people, representing an increase of 5,633 or 10.7 per cent.

Integration projects proceed as scheduled

The integration and transformation projects of the three banks acquired over the past years (Bank Aval in Ukraine in 2005, Impexbank in Russia and eBanka in the Czech Republic, both in 2006) proceed as scheduled. In November 2007, the important legal merger of former ZAO Raiffeisenbank Austria and OAO Impexbank to the new

ZAO Raiffeisenbank was completed. The bank that emerged unites Raiffeisen's tradition with Impexbank's outstanding distribution network. The legal merger of Raiffeisenbank a.s. and eBanka a.s. is scheduled to be completed in 2008.

Segment reporting

Raiffeisen International classifies its business according to customer groups and regional segments.

Business segments

Raiffeisen International made increases in its customer segments in the business year 2007. The success of its strategy of expanding retail activities is reflected in a clear improvement of results from that business area.

Corporate customers

With a 54 per cent share of total earnings, the corporate customer segment is the largest and continues to develop satisfactorily. Earnings before tax rose by 43 per cent to 669 million euros, which was higher than business volume growth. Risk assets allocable to the segment increased by 30 per cent to 24.7 billion euros. With an increase of 39 per cent, net interest income contributed to the good result, as did net commission income, which rose by 26 per cent. General administrative expenses increased by 32 per cent. The cost/income ratio improved by another 0.9 percentage points to 35.8 per cent. Only a moderate increase in provisioning for impairment losses of 17 per cent was registered, which was below the increase in net interest income. Since the equity allocable to the segment rose by 50 per cent, the return on equity fell slightly, by 1.5 percentage points to 30.2 per cent. The average number of employees climbed by 10 per cent to 8,089.

Retail customers

As expected, the retail customer segment had the strongest growth of earnings before tax of all segments in the reporting year with a plus of 85 per cent, or 223 million euros, to 487 million euros. Investments in new business outlets and products made in the last few years contributed to that good result. However, that this investment program is still not completed is also reflected in 30 per cent higher general administrative expenses. For that reason, the cost/income ratio of 68.3 per cent in the reporting period was still relatively high, but was 4.0 percentage points below the preceding year's figure.

The risk assets allocable to retail customers rose by 34 per cent to 19.0 billion euros. The higher volume also required more extensive provisioning for impairment losses, which nevertheless only increased by 14 per cent to 218 million euros. The return on equity rose significantly, from 24.8 per cent to 29.5 per cent. The average number of employees in this segment increased, from 38,677 to 44,582.

Treasury
Earnings in the treasury segment declined in the reporting period. At 188 million euros, earnings before tax were 22 per cent, or 53 million euros, below the preceding year's high level. The 2006 result had been influenced by a favourable currency environment for the Group and by a special effect of 33 million euros due to a positive valuation result from an open position taken in connection with the Impexbank acquisition. Derivative instruments were used to reduce yield curve risk. That gave rise to a valuation result of minus 30 million euros in 2007. Excluding those effects, earnings development in the treasury segment would be positive.

Risk assets in the segment increased by 10 per cent to 5.9 billion euros. General administrative expenses grew moderately by only 19 per cent. The return on equity fell by 11.8 percentage points on the preceding year to 32.9 per cent. The average number of employees rose by 17 per cent in the reporting year to 1,244.

Participations and other
The one-off effects in 2006 (sales of Raiffeisenbank Ukraine and the minority stake in Bank TuranAlem) were booked in the participations and other segment, which had a positive result of 507 million euros. Adjusted for these one-off effects, the segment's result in 2006 were minus 81 million euros.

This figure in 2007 was minus 106 million euros. The result is negative because in addition to net income from equity holdings and non-banking activities, the segment includes the costs of central group management. Those remain in the segment and are not distributed to the other business areas. It also includes the computational results from the investment of equity.

Regional segments

Central Europe
Earnings grew significantly in the region of Central Europe in the reporting period. With an increase of 112 million euros, or 36 per cent on the preceding year, an impressive increase was registered in profit before tax. Initial consolidation of asset management companies in Slovakia and Hungary resulted in an additional contribution to annual earnings in the amount of 20 million euros. The return on equity before tax for Central Europe fell slightly, by 1.7 percentage points to 21.7 per cent. The main reason for that was an increase of equity by 46 per cent on the comparable period.

Group assets in Central Europe rose on the preceding year by 28 per cent, or 6.5 billion euros, to 29.7 billion euros. Volume growth was somewhat lower than the increase of net interest income by 36 per cent to 821 million euros. The net interest margin rose by 3 basis points to 3.17 per cent despite the competitive market environment. The risk-weighted assets increased less than balance sheet assets, by 26 per cent from 17.2 billion euros to 21.6 billion euros. Provisioning for impairment losses rose by 31 per cent to 122 million euros, to a smaller extent than net interest

income. New allocations to portfolio-based provisions in some of the region's group units accounted for 30 per cent of that increase.

The risk/earnings ratio for the entire region improved on the comparable period by 0.6 percentage points to 14.9 per cent. The share of the credit portfolio attributable to non-performing loans increased on the preceding year by 0.35 percentage points to 2.64 per cent.

Net commission income rose by 127 million euros to 471 million euros. That increase is based on constantly growing transaction volumes and amounted to 152 million euros in payment transfers and account services. In absolute terms, the Hungarian and Slovakian group units achieved the highest results. Net commission income in foreign exchange and notes/coins business rose to 183 million euros, to which Raiffeisenbank Polska made the largest contribution. The asset management companies newly consolidated in 2007 contributed 14 million euros to this good result. Their assets under management amounted to 2.3 billion euros at year's end. The share of operating income attributable to business affecting commission income was the highest of all segments at 35 per cent.

Central Europe's trading profit amounted to 52 million euros. The item's increase by 11 million euros in the reporting period was largely due to an improved result on currency-related business, which contributed 39 million euros to trading profit. Income in interest-related business improved in the reporting year by about 10 million euros to 13 million euros in view of rising interest rates in some countries of Central Europe.

Southeastern Europe

Southeastern Europe registered the highest earnings growth of all three regional segments in the reporting period. Thanks to the good market position of group units in this region, profit before tax grew by 55 per cent to 442 million euros. The return on equity before tax likewise improved significantly from 28.2 per cent before to 30.2 per cent.

Net interest income in the region grew by 28 per cent, or 158 million euros, to 718 million euros, although the net interest margin declined slightly, by 6 basis points to 3.48 per cent. Balance sheet assets rose by 23 per cent to 23.2 billion euros. The risk-weighted assets increased somewhat more strongly, by 30 per cent from 12.6 billion euros before to 16.4 billion euros.

Positive development characterized provisioning for impairment losses. Low levels of new allocations to provisions for impairment losses were necessary, an increase of only 26 per cent or 22 million euros, despite a stark increase in business volume in comparison to the previous year. The total amount of provisions for impairment losses fell to 66 million euros. It was possible to lower provisioning in some group units thanks to a solid customer base and good development of the risk structure. That resulted in a substantial reduction of the risk/earnings ratio, from 15.8 per cent to 9.2 per cent.

The region's net commission income rose strongly, by 44 per cent from 268 million euros before to 386 million euros. The largest increase was achieved by the group unit in Romania thanks to a pronounced retail orientation and solid customer base. Good development in payment transfers and account services at 167 million euros and in foreign exchange and notes/coins business at 82 million euros were critical for this increase. The asset management unit in Croatia newly consolidated in the reporting year contributed 12 million euros to net commission income. Assets under management reached 0.6 billion euros.

The Southeastern Europe segment made trading profit of 35 million euros. That result is largely based on currency-related business and was 31 per cent below the preceding year's value. Valuation losses of about 10 million euros from hedging transactions in Croatia, used to minimize the currency risk of certain credit portfolios, were the main reason for that. Income from interest-related business likewise declined due to the rising interest rate level in the region.

Commonwealth of Independent States (CIS)

The CIS segment registered strong growth of its loan portfolio and income, in line with strategy. Profit before tax increased in the reporting year by 27 per cent, or 78 million euros, to 369 million euros despite the deconsolidation of Raiffeisenbank Ukraine in the preceding year. The return on equity fell by 5.6 percentage points to 26.7 per cent because of the significantly larger equity base (plus 53 per cent) and absence of Raiffeisenbank Ukraine, which did not tie up very much capital. Regarding the region's development, it should be noted that Impexbank was only included for five months of the comparable period and some special effects were also registered.

The region's net interest income was the highest of all the segments. It rose by 47 per cent, or 280 million euros, to 880 million euros and thus developed even more dynamically than balance sheet assets, which increased more than usual by 6.0 billion euros to 19.9 billion euros thanks to a significant growth of lending business. The group unit in Russia achieved especially strong expansion. That led to improvement of the net interest margin by 13 basis points to 5.13 per cent. The risk-weighted assets developed analogously to the growth of balance sheet assets and rose by 42 per cent to 15.9 billion euros.

Provisioning for impairment losses increased in the reporting period from 127 million euros before to 169 million euros. This increase by one-third was a result of the strong expansion of business volume in both the retail and corporate customer segments and was largely attributable to the two already merged Russian banks. The risk/earnings ratio improved by 2.0 percentage points to 19.2 per cent.

Net commission income registered an increase of 72 million euros to 393 million euros. At 220 million euros, payment transfers contributed the most, which was largely due to the group unit in Ukraine. Foreign exchange and notes/coins business contributed 98 million euros.

Trading profit declined from 83 million euros to 41 million euros. The result on interest-related transactions fell by 23 per cent to 16 million euros, and the result on currency-related business was down significantly. Another factor for the decline was a foreign exchange position taken in connection with the acquisition of Impexbank, which had led to a positive valuation result of 33 million euros in 2006. Adjusted for that special effect in the comparable period, development of trading profit was stable in the reporting year.

Outlook 2008

Building on its successful mid-market strategy, the corporate customer segment will make the largest contribution to profit before tax again in 2008. In the retail business, Raiffeisen International continues to emphasize expansion of the branch network to support the broadening of its customer base. Moreover, the company will further develop its product range in the areas of asset management and insurance in the current year.

The management has set the goal for consolidated profit in 2008 of about 1 billion euros. It is aimed to grow the balance sheet total by at least 20 per cent per year in the period to 2010, with the strongest increases targeted in the retail customer segment.

Raiffeisen International has set a return on equity (ROE) before tax of more than 25 per cent as a goal for 2010. That does not take into account any acquisitions or capital increases. The cost/income ratio should come to about 56 per cent. The company's target risk/earnings ratio is about 15 per cent.

* * * * *

Raiffeisen International operates one of the largest banking networks in CEE. 17 markets of Europe's growth region are covered by subsidiary banks, finance leasing companies and a number of other financial service providers. About 14 million customers are attended to through more than 3,000 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 68.5 per cent of the common stock. The balance is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

You can access the web-version of Raiffeisen International's annual report on http://ar2007.ri.co.at. The English printed version can be subscribed to on that site.

For further information please contact Michael Palzer (+43.1/717 07-1504, michael.palzer@ri.co.at) or Lars D. Hofer (+43.1/71 707-1930, lars.hofer@ri.co.at).
http://www.ri.co.at, http://www.rzb.at

Survey of Key Data

Raiffeisen International Group Monetary values in € million	2007	Change	2006[1]	2005	2004	2003
Income Statement						
Net interest income after provisioning	2,062	41.7%	1,455	1,035	666	476
Net commission income	1,250	33.9%	933	607	441	333
Trading profit	128	(26.8)%	175	101	78	122
General administrative expenses	(2,184)	29.0%	(1,694)	(1,163)	(823)	(659)
Profit before tax	1,238	38.9%	891	569	341	277
Profit after tax	973	41.9%	686	460	270	227
Consolidated profit (after minorities)	841	41.7%	594	382	209	179
Balance sheet						
Loans and advances to banks	11,053	34.8%	8,202	5,794	4,779	3,521
Loans and advances to customers	48,880	39.5%	35,043	24,714	16,242	11,707
Deposits from banks	19,927	44.3%	13,814	10,236	6,620	5,320
Deposits from customers	40,457	22.0%	33,156	24,890	18,169	12,083
Equity (incl. minorities and profit)	6,622	44.3%	4,590	3,277	2,177	1,379
Balance sheet total	72,743	30.2%	55,867	40,695	28,907	20,063
Performance						
Return on equity before tax	25.7%	(1.6) pp	27.3%	21.8%	22.2%	24.1%
Return on equity after tax	20.2%	(0.8) pp	21.0%	17.6%	17.6%	19.8%
Consolidated return on equity (after minorities)	20.1%	(1.3) pp	21.4%	17.2%	17.0%	19.4%
Cost/income ratio	57.6%	(1.5) pp	59.1%	61.6%	63.5%	64.7%
Return on assets before tax	1.98%	0.08 pp	1.90%	1.68%	1.40%	1.61%
Net provisioning ratio (risk-weighted assets)	0.84%	(0.13) pp	0.97%	0.81%	0.98%	0.86%
Risk/earnings ratio	14.8%	(2.7) pp	17.5%	13.9%	17.1%	15.5%
Regulatory information[2]						
Risk-weighted assets, incl. market risk	53,964	31.5%	41,052	29,914	19,638	12,802
Total own funds	6,684	48.1%	4,513	2,938	2,359	1,463
Own funds requirement	4,317	31.5%	3,284	2,393	1,571	1,024
Excess cover	54.8%	17.4 pp	37.4%	22.8%	50.2%	42.8%
Core capital ratio (Tier 1), banking book	11.4%	1.6 pp	9.8%	9.0%	11.8%	10.0%
Core capital ratio (Tier 1), incl. market risk	10.5%	1.5 pp	9.0%	8.0%	10.1%	9.4%
Own funds ratio	12.4%	1.4 pp	11.0%	9.8%	12.0%	11.4%
Stock data						
Earnings per share in €	5.80	39.1%	4.17	2.79	1.93	1.79
Price on 31 December in €	103.60	(10.3)%	115.51	55.55		
High (closing prices) in €	122.50	6.1%	115.51	59.40		
Low (closing prices) in €	98.25	78.0%	55.20	39.25[3]		
Number of shares on 31 December in mn	154.67	8.3%	142.77	142.77		
Market capitalization on 31 December in € mn	16,024	(2.8)%	16,492	7,931		
Proposed dividend per share in €	0.93	0.22	0.71	0.45	0.16	0.33
Resources						
Number of employees on balance sheet date	58,365	10.7%	52,732	43,614	22,851	18,386
Business outlets	3,015	5.9%	2,848	2,443	916	722

1 Excluding one-off effects due to the sales of Raiffeisenbank Ukraine and a minority stake in Bank TuranAlem.
2 Calculated according to the Austrian Banking Act (Bankwesengesetz, BWG). Raiffeisen International as part of the RZB Group is not subject to the Austrian Banking Act.
3 25 April (IPO) until 31 December 2005

FILE NO. 82-34958

27 MARCH 2008

MEDIA CONFERENCE FOR THE ANNUAL REPORT 2007

HERBERT STEPIC - CEO
MARTIN GRÜLL - CFO

Raiffeisen INTERNATIONAL
Member of RZB Group

Overview

HERBERT STEPIC - CEO

Raiffeisen INTERNATIONAL
Member of RZB Group

Highlights of the Full Year 2007

Raiffeisen INTERNATIONAL
Member of RZB Group

- Best ever full year result (excluding the one-offs in 2006)
- Consolidated profit rose by 42% to € 841 mn
- Highest ever retail segment contribution to total group profit before tax of 39%
- Increasing profit before tax contribution from high-growth regions CIS and SEE
- Successful € 1.24 bn capital increase in October, despite difficult market conditions
- Legal merger in Russia completed successfully
- Number of customers grew to 13.7 mn at the end of 2007
- Branch expansion to 3,015 in 2007 from 2,848 in 2006

Financial Highlights of the Full Year 2007

- Consolidated profit rose by 42% to € 841 mn
- Balance sheet total of € 73 bn, growth of 30% year-on-year
- Customer loan volume growth of over 39% and deposit growth of 22% year-on-year
- Cost/income ratio improves to 57.6% in 2007 from 59.1% in 2006
- ROE before tax of 25.7% above mid-term target of above 25% (slightly diluted by capital increase)
- Core capital ratio including market risk of 10.5%

Financial Highlights of the Full Year 2007

Raiffeisen INTERNATIONAL
Member of RZB Group

ROE before Tax


24.1%
22.2%
21.8%
27.3%
25.7%
2003
2004
2005
2006
2007

Consolidated Profit in € mn


179
209
382
594
841
2003
2004
2005
2006
2007

Cost/Income Ratio


65%
64%
62%
59%
58%
2003
2004
2005
2006
2007

Total Assets in € bn


20.1
28.9
40.7
55.9
72.7
2003
2004
2005
2006
2007

Increasing Profit Contribution from SEE & CIS

Raiffeisen INTERNATIONAL
Member of RZB Group

Profit Before Tax Contribution 2006[1]


Central
Europe (CE)
35%
€ 316mn
€ 291mn
€ 284mn
Commonwealth of
Independent
States (CIS)
33%
Southeastern
Europe (SEE)
32%

Total FY 2006: € 891mn[1]

Profit Before Tax Contribution 2007


Central
Europe (CE)
34%
€ 428mn
€ 369mn
€ 442mn
Commonwealth of
Independent
States (CIS)
30%
Southeastern
Europe (SEE)
36%

Total FY 2007: € 1,238 mn

(1) Excluding one-off effects in 2006.

Retail Contribution Increased Substantially

Raiffeisen INTERNATIONAL Member of RZB Group

Profit Before Tax Contribution FY 2006



Treasury, Participations and Other 18%
€ 160mn
Retail Customers 30%
€ 264mn
€ 467mn
Corporate Customers 52%

Total FY 2006: € 891mn(1)

Profit Before Tax Contribution FY 2007



Treasury, Participations and Other 7%
€ 82mn
Retail Customers 39%
€ 487mn
€ 669mn
Corporate Customers 54%

Total FY 2007: € 1,238 mn

(1) Excluding one-off effects in 2006.

High Profitability in All Segments

Raiffeisen INTERNATIONAL
Member of RZB Group

ROE Before Tax (Business Segment Reporting)



43.8%
44.7%
33.2%
32.9%
31.7%
26.9%
30.2%
29.4%
29.5%
24.8%
15.1%
11.1%
2004
2005
2006
2007
Retail
Corporate
Treasury

ROE before Tax (Regional Segment Reporting)(1)



36.0%
32.3%
32.3%
30.2%
28.2%
26.7%
21.7%
22.6%
23.4%
21.7%
18.9%
17.5%
2004
2005
2006
2007
CIS
SEE
CE

- Steady improvement of retail profitability
- Corporate profitability stable at a high level

- SEE profitability substantially improved
- CIS profitability impacted by sale of Raiffeisenbank Ukraine and Impexbank integration

(1) Excluding one-off effects in 2006.

Branch Expansion Leverages Customer Growth

Raiffeisen INTERNATIONAL
Member of RZB Group



Customer CAGR & Branch CAGR 43% Each
3.3mn
5.1mn
9.7mn
12.1mn
13.7mn
722
916
2,443
2,848
3,015
2003
2004
2005
2006
2007
Customers
Branches

CAGR 2005–2007:

Customer 19%
Branch 11%

Secondary Public Offering

HERBERT STEPIC - CEO

Raiffeisen INTERNATIONAL
Member of RZB Group

SPO Highlights

- Total SPO volume came to € 1.24 bn
- Existing shareholders (excluding RZB) exercised approximately 24.5% of their subscription rights (RZB took 50% of the total volume)
- Remaining shares were offered to retail and institutional investors in Austria, as well as to institutional investors worldwide through private placements
- Excluding subscription orders the order book was approximately two times subscribed
- RZB Group now holds 68.5% of Raiffeisen International and the free float has increased to approximately 31.5% from 30.0%
- Raiffeisen International now has 154,667,500 shares issued
- 40% of institutional shares are in the USA, about one quarter in the UK and EU each, further 7% are in Austria

Shareholder Structure After SPO

Raiffeisen INTERNATIONAL
Member of RZB Group

Shareholder Structure After IPO



Private Investors
10%
20%
Institutional Investors
70%
RZB

Market Capitalization April 2005: € 4.6 bn

Shareholder Structure After SPO



Private Investors
3.2%
28.3%
Institutional Investors
68.5%
RZB

Market Capitalization October 2007: € 16.1 bn

Integration Projects

HERBERT STEPIC - CEO

Raiffeisen INTERNATIONAL
Member of RZB Group

Integration Projects on Track

Raiffeisen INTERNATIONAL
Member of RZB Group

	Raiffeisen BANK AVAL	IMPEXBANK	eBanka
Risk Management	■ RI standard ✓	■ RI standard ✓	■ RI standard ✓
Legal	■ Legal steps ✓	■ Merged into RBRU in November 2007 ✓	■ Legal merger in 2008 (✓)
Brand	■ Re-branding ✓	■ Re-branding ongoing (✓)	■ Re-branding in 2008 (✓)
Ops/IT	■ Group operations standardization (✓)	■ Systems integration started (✓)	■ Systems integration started (✓)

✓ **Completed/Implemented** (✓) **On Track**

Strategic Projects Up and Running

Raiffeisen INTERNATIONAL
Member of RZB Group

	Ukraine: Raiffeisen BANK AVAL	Russia: Raiffeisen BANK
I.	■ Branch optimization	■ Dynamic branch expansion program
II.	■ Enhancement of cross-selling	■ Optimization of regional operating model
III.	■ Introduction of asset management and leasing products	■ Rollout of full private individual product range
IV.	■ Centralization of SME/private individuals underwriting	■ Rollout of full SME product range
V.	■ Comprehensive upgrade of IT infrastructure	■ IT systems integration

Strong Regional Coverage in Russia

Raiffeisen INTERNATIONAL
Member of RZB Group

Hubs:	**7**
Branches:	**240(1)**
Employees:	**8,915**
Assets:	**€ 12.2bn**



2 Kaliningrad
1 Sovietsk
16 Saint Petersburg
1 Yartsevo
2 Smolensk
2 Cherepovets
2 Kaluga
2 Yaroslavl
5 Bryansk
98 Moscow
Orel 5
2 Livny
3 Tula
2 Ivanovo
2 Zheleznogorsk
4 N. Novgorod
3 Belgorod
2 Lipetsk
2 Kirov
2 Voronezh
2 Saransk
2 Izhevsk
1 Neftyugansk
1 Stary Oskol
2 Kazan
2 Perm
3 Surgut
1 Taganrog
2 Saratov
4 Ekaterinburg
3 Rostov-on-Don
1 Togliatti
2 Krasnodar
1 Volzhskiy
2 Samara
2 Zlatoust
1 Miass
3 Chelyabinsk
3 Anapa
3 Volgograd
2 Stavropol
4 Tomsk
4 Omsk
4 Krasnoyarsk
1 Sochi
1 Novorossiysk
1 Berdsk
1 Essentuki
4 Novossibirsk
1 Barnaul
1 Bratsk
1 Irkutsk
Yakutsk 1
Magadan 1
Yelizovo 1
Vilyuchinsk 1
Nikol'skoe village 1
2 Petropavlovsk-Kamchatski
1 Ossora settlement
2 Khabarovsk
5 Blagoveshchensk
Vladivostok 1 1
Artem

① ② ③ ④ ⑤ **Number of Raiffeisenbank branches**

(1) Including leasing branches.

Full Regional Coverage in Ukraine

Raiffeisen INTERNATIONAL
Member of RZB Group

Hubs:	**25**
Branches:	**1,186(1)**
Employees:	**17,780**
Assets:	**€ 6.2bn**



Chernihiv 30
Volyn 33
Rivne 32
Sumy 29
Kiev 114
Lviv 49
Zhytomyr 48
Kharkiv 61
Ternopil 34
Khmelnytsky 34
Vinnytsa 39
Cherkassy 33
Poltava 52
Ivano-Frankivsk 42
Zakarpattya 30
Chernivtsi 30
Kirovograd 34
Dnipropetrovsk 98
Lugansk 38
Donetsk 80
Zaporizhya 41
Mykolayiv 39
Kherson 34
Odesa 65
Crimea 67

(25) **Number of branches per regional hub**

(1) Including leasing branches.

Outlook

HERBERT STEPIC - CEO

Raiffeisen INTERNATIONAL
Member of RZB Group

Outlook and Targets

Raiffeisen INTERNATIONAL
Member of RZB Group

- Building on our successful mid-market strategy, the corporate customer segment will make the largest contribution to profit before tax again in 2008. In the retail business, we continue to emphasize expansion of the branch network to support the broadening of our customer base. Moreover, we will further develop our product range in the areas of asset management and insurance in the current year.

- Our goal for consolidated profit in 2008 is about € 1 billion.

- We aim to grow the balance sheet total by at least 20 per cent per year in the period to 2010, with the strongest increases targeted in the retail customer segment.

- We have set a return on equity (ROE) before tax of more than 25 per cent as a goal for 2010. That does not take into account any acquisitions or capital increases. The cost/income ratio should come to about 56 per cent. Our target risk/earnings ratio is about 15 per cent.

Raiffeisen International Mid-Term Targets 2010

Raiffeisen INTERNATIONAL Member of RZB Group

ROE before Tax[1]



22.2%
21.8%
27.3%
25.7%
Target >25%
2004
2005
2006
2007

Cost/Income Ratio



63.5%
61.6%
59.1%
57.6%
Target ~56%
2004
2005
2006
2007

Risk/Earnings Ratio



17.1%
13.9%
17.5%
14.8%
Target ~15%
2004
2005
2006
2007

Total Asset Growth



44.1%
40.8%
37.3%
30.2%
Target >20%p.a.
2004
2005
2006
2007

(1) Excluding one-off effects in 2006.

Branch Expansion by 2010

Raiffeisen INTERNATIONAL
Member of RZB Group



Total Branches:(1)
2007 FY: 3,015
2010 FY: 3,750
Poland
2007 FY: 94
2010 FY: 115
Czech Republic
2007 FY: 99
2010 FY: 120
Slovakia
2007 FY: 153
2010 FY: 180
Hungary
2007 FY: 137
2010 FY: 170
Slovenia
2007 FY: 14
2010 FY: 15
Belarus
2007 FY: 82
2010 FY: 100
Russia
2007 FY: 237
2010 FY: 450
Ukraine
2007 FY: 1,180
2010 FY: 1,250
Croatia
2007 FY: 57
2010 FY: 80
Bosnia and Herzegovina
2007 FY: 92
2010 FY: 105
Serbia
2007 FY: 91
2010 FY: 125
Kosovo
2007 FY: 38
2010 FY: 50
Albania
2007 FY: 97
2010 FY: 110
Bulgaria
2007 FY: 151
2010 FY: 210
Romania
2007 FY: 433
2010 FY: 600

(1) Including leasing and other branches.

Financials

MARTIN GRÜLL - CFO

Raiffeisen INTERNATIONAL
Member of RZB Group

Solid Growth

Raiffeisen INTERNATIONAL
Member of RZB Group

Income Statement in € mn[(1)]

	1-12/ 2007	1-12/ 2006	Change
Net interest income	2,419	1,764	37.1%
Provisioning for possible loan losses	(357)	(309)	15.6%
Net commission income	1,250	933	33.9%
Trading profit/(loss)	128	175	(26.8%)
General administrative expenses	(2,184)	(1,694)	29.0%
Profit before Tax	1,238	891	38.9%
Consolidated Profit	841	594	41.7%

Financial Ratios[(1)]

	1-12/ 2007	1-12/ 2006	Change
Return on equity (ROE) before tax	25.7%	27.3%	(1.6 PP)
Consolidated ROE	20.1%	21.4%	(1.3 PP)
Cost/Income Ratio	57.6%	59.1%	(1.5 PP)
Risk/Earnings Ratio	14.8%	17.5%	(2.7 PP)
Earnings per share	€ 5.80	€ 4.17	€ 1.63

Revenue Development in € mn


2,419
1,764
1,202
1,250
933
607
175
101
128
2005
2006
2007
Trading Profit
Net Commission Income
Net Interest Income

(1) Excluding one-off effects in 2006.

Quarterly Results Overview

Raiffeisen INTERNATIONAL Member of RZB Group

in € mn	Q4/2006	Q1/2007	Q2/2007	Q3/2007	Q4/2007
Interest income	513.1	505.0	573.8	625.0	715.1
Provisioning for impairment losses	(79.6)	(75.9)	(77.4)	(88.8)	(114.9)
Net interest income after provisioning	**433.6**	**429.1**	**496.4**	**536.2**	**600.2**
Net commission income	272.4	275.1	297.2	322.8	354.8
Trading profit	63.0	35.6	43.7	41.4	7.1
Valuation result from derivatives	(0.9)	(2.7)	6.8	(26.3)	(8.0)
Net income from financial investments and current financial assets	4.1	0.8	(8.0)	(2.9)	0.8
General administrative expenses	(537.3)	(476.5)	(526.2)	(535.0)	(646.3)
Other operating profit (loss)	(15.2)	14.3	10.8	(28.8)	(23.5)
Income from disposal of group assets	506.6	14.1	0.2	13.1	(0.9)
Profit before Tax	727.0	292.5	314.1	346.8	284.2
Consolidated Profit (after minorities)	**642.8**	**192.6**	**208.8**	**224.3**	**215.6**
Consolidated Profit (after minorities) excl. one-off effects	**156.3**	**192.6**	**208.8**	**224.3**	**215.6**

Consolidated Profit in € mn (Quarterly Basis)



156
193
209
224
216
Q4 2006
Q1 2007
Q2 2007
Q3 2007
Q4 2007

Consolidated Profit in € mn (Cumulated)



193
401
626
841
1-3/2007
1-6/2007
1-9/2007
1-12/2007

Assets Continue To Grow Dynamically

Raiffeisen INTERNATIONAL
Member of RZB Group

Assets in € mn	31/12/2007	31/12/2006	Change
Cash reserve	3,664	4,064	(9.8%)
Loans and advances to banks	11,053	8,202	34.8%
Loans and advances to customers	48,880	35,043	39.5%
Provisioning for impairment losses	(1,103)	(872)	26.5%
Trading assets	2,809	2,684	4.7%
Derivatives	92	36	158.2%
Financial investments	4,133	3,758	10.0%
Investments in associates	24	25	(2.9%)
Intangible fixed assets	1,137	1,221	(6.9%)
Tangible fixed assets	1,154	1,056	9.3%
Other assets	899	652	38.0%
Total	**72,743**	**55,867**	**30.2%**

Liabilities Are Well Diversified

Raiffeisen INTERNATIONAL
Member of RZB Group

Equity and Liabilities in € mn	31/12/2007	31/12/2006	Change
Deposits from banks	19,927	13,814	44.3%
Deposits from customers	40,457	33,156	22.0%
Liabilities evidenced by paper	2,320	1,422	63.2%
Provisions for liabilities and charges	315	218	44.7%
Trading liabilities	541	486	11.3%
Derivatives	154	20	>500%
Other liabilities	874	745	17.3%
Subordinated capital	1,532	1,416	8.2%
Equity	6,622	4,590	44.3%
Consolidated equity	4,986	2,804	77.8%
Consolidated profit	841	1,182	(28.8%)
Minority interests	795	604	31.6%
Total	**72,743**	**55,867**	**30.2%**

Stable Funding a Real Benefit in Current Markets

Raiffeisen INTERNATIONAL
Member of RZB Group

Structure of Funding



Subordinated
Liabilities
2%
Short-term
Refinancing
18%
Medium and
long-term
Refinancing
17%
63%
Customer
Deposits

Total Funding as of 31 Dec 2007: € 64.2bn

Funding Strategy

- High and stable share of funding from customer deposits (63% of total funding as of 31 Dec 2007)
- Good reputation in syndicated loan market ensures constant access to long-term funding
- Strong partnership with supranational institutions (eg. EBRD, EIB, IFC)
- Reliable access to liquid Austrian Raiffeisen banking sector

Tier 1 Ratio (including Market Risk)



9.4%
10.1%
8.0%
9.0%
10.5%
2003
2004
2005
2006
2007

Increasing Profit From All Regions

Raiffeisen INTERNATIONAL
Member of RZB Group

in € mn	Central Europe (CE)			Southeastern Europe (SEE)			Commonwealth of Independent States (CIS)[1]		
	1-12/ 2007	1-12/ 2006	Change	1-12/ 2007	1-12/ 2006	Change	1-12/ 2007	1-12/ 2006	Change
Net interest income	821	603	36.0%	718	560	28.3%	880	600	46.6%
Provisioning for impairment losses	(122)	(93)	31.0%	(66)	(88)	(25.5%)	(169)	(127)	32.8%
Net interest income after provisioning	**698**	**510**	**36.9%**	**652**	**472**	**38.3%**	**711**	**473**	**50.3%**
Net commission income	471	343	37.1%	386	268	43.8%	393	322	22.3%
Trading profit	52	42	25.4%	35	51	(30.8%)	41	83	(50.7%)
Valuation result from derivatives	1	4	(79.6%)	0	0	-	(31)	1	-
Net income from financial investments	(6)	0	-	0	1	-	(3)	1	-
General administrative expenses	(813)	(602)	35.1%	(649)	(519)	25.1%	(722)	(573)	26.0%
Other operating profit	2	0	(484.1%)	17	12	40.5%	(24)	(16)	50.0%
Income from disposal of group assets	24	20	18.6%	-	-	-	3	-	-
Profit before tax	**428**	**316**	**35.5%**	**442**	**285**	**55.0%**	**369**	**291**	**26.8%**
Return on Equity before tax	21.7%	23.4%	(1.7PP)	30.2%	28.2%	2.0PP	26.7%	32.3%	(5.6PP)
Cost/Income Ratio	60.5%	61.0%	(0.5PP)	56.1%	58.2%	(2.1PP)	56.0%	57.9%	(2.0PP)

(1) Excluding one-off effects in 2006.

Efficiency Improving Across The Board

Raiffeisen INTERNATIONAL
Member of RZB Group

Cost/Income Ratio (Group)



64.7%
63.5%
61.6%
59.1%
57.6%
2003
2004
2005
2006
2007

Cost/Income Ratio (CIS)



41.8%
46.9%
50.9%
57.9%
56.0%
2003
2004
2005
2006
2007

Cost/Income Ratio (SEE)



72.1%
67.4%
62.8%
58.2%
56.1%
2003
2004
2005
2006
2007

Cost/Income Ratio (CE)



67.1%
65.7%
66.2%
61.0%
60.5%
2003
2004
2005
2006
2007

Retail Profit Continues Dynamic Growth

Raiffeisen INTERNATIONAL
Member of RZB Group

in € mn	Corporate Customers 1-12/2007	Corporate Customers 1-12/2006	Corporate Customers Change	Retail Customers 1-12/2007	Retail Customers 1-12/2006	Retail Customers Change	Treasury 1-12/2007	Treasury 1-12/2006	Treasury Change
Net interest income	798	575	38.7%	1,441	1,033	39.5%	151	136	11.2%
Provisioning for impairment losses	(134)	(115)	16.8%	(218)	(192)	13.7%	0	0	-
Net interest income after provisioning	**664**	**460**	**44.2%**	**1,223**	**841**	**45.4%**	**151**	**136**	**10.8%**
Net commission income	420	333	26.2%	799	592	35.1%	22	3	670.0%
Trading profit	5	1	414.3%	3	3	(21.2%)	129	169	(23.6%)
Valuation result from derivatives	0	0	(83.6%)	(9)	1	-	(22)	3	-
Net income from financial investments	1	0	-	0	-	-	(9)	1	-
General administrative expenses	(447)	(338)	32.4%	(1,537)	(1,185)	29.7%	(83)	(70)	18.9%
Other operating profit	27	11	146.8%	7	11	(32.9%)	0	0	(96.4%)
Income from disposal of group assets	-	-	-	-	-	-	-	-	-
Profit before tax	**669**	**467**	**43.1%**	**487**	**264**	**84.7%**	**188**	**241**	**(22.2%)**
Return on Equity before tax	30.2%	31.7%	(1.5PP)	29.5%	24.8%	4.8PP	32.9%	44.7%	(11.8PP)
Cost/Income Ratio	35.8%	31.7%	(0.9PP)	68.3%	72.3%	(4.0PP)	27.6%	22.8%	4.8PP

CIR Improving Despite Strong Branch Expansion

Raiffeisen INTERNATIONAL
Member of RZB Group

Cost/Income Ratio (Group)



64.7%
63.5%
61.6%
59.1%
57.6%
2003
2004
2005
2006
2007

Cost/Income Ratio (Retail)



95.7%
83.6%
78.6%
72.3%
68.3%
2003
2004
2005
2006
2007

Cost/Income Ratio (Corporate)



47.3%
41.8%
40.2%
36.7%
35.8%
2003
2004
2005
2006
2007

Cost/Income Ratio (Treasury)



25.7%
23.2%
18.1%
22.8%
27.6%
2003
2004
2005
2006
2007

Risk Management

MARTIN GRÜLL - CFO

Raiffeisen INTERNATIONAL
Member of RZB Group

Net Provisioning Ratio Stable

Raiffeisen INTERNATIONAL
Member of RZB Group

Group Net Provisioning Ratio



0.86%
0.98%
0.81%
0.97%
0.84%
2003
2004
2005
2006
2007

Total Risk Weighted Assets



12,802
19,638
29,914
41,052
53,964
2003
2004
2005
2006
2007

Retail Customer Net Provisioning Ratio



1.56%
1.56%
1.70%
1.69%
1.41%
2003
2004
2005
2006
2007

Corporate Customer Net Provisioning Ratio



0.56%
0.88%
0.72%
0.70%
0.57%
2003
2004
2005
2006
2007

Risk/Earnings Ratio Improved

Risk/Earnings Ratio (Group)


15.50%
17.10%
13.90%
17.50%
14.80%
2003
2004
2005
2006
2007

Risk/Earnings Ratio (CE)


16.4%
16.6%
9.4%
15.5%
14.9%
2003
2004
2005
2006
2007

Risk/Earnings Ratio (SEE)


13.7%
17.0%
15.0%
15.8%
9.2%
2003
2004
2005
2006
2007

Risk/Earnings Ratio (CIS)


16.3%
19.3%
20.9%
21.2%
19.2%
2003
2004
2005
2006
2007

Solid Asset Quality

Raiffeisen INTERNATIONAL
Member of RZB Group

Customer Loans in € mn



11,707
16,242
24,714
35,043
48,880
2003
2004
2005
2006
2007

Non-Performing Loans in % Customer Loans



3.3%
2.4%
1.7%
2.1%
2.1%
2003
2004
2005
2006
2007

Non-Performing Loans in € mn



382
378
422
737
1,049
2003
2004
2005
2006
2007

Coverage Ratio



71.2%
96.9%
154.1%
118.3%
105.2%
2003
2004
2005
2006
2007

Appendix

Raiffeisen INTERNATIONAL
Member of RZB Group

Dividend and Share Price Development

Raiffeisen INTERNATIONAL
Member of RZB Group

2007 Dividend

A dividend for 2007 of € 0.93 per share will be proposed at the AGM. If this proposal is accepted by the shareholders entitled to participate in Raiffeisen International's profits, the payout will amount to € 143.8 million.

Share Price Development



Index base = € 32.50 (issue price)
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr/05
Jul/05
Oct/05
Jan/06
Apr/06
Jul/06
Oct/06
Jan/07
Apr/07
Jul/07
Oct/07
Jan/08
Mar/08
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Financial Calendar

Raiffeisen INTERNATIONAL
Member of RZB Group

2008

27 March	Annual Report 2007, Analyst Conference, Conference Call
24 April	Start of Quiet Period
8 May	First Quarter Report, Conference Call
10 June	Annual General Meeting
18 June	Ex-Dividend and Dividend Payment Date
24 July	Start of Quiet Period
7 August	Semi-Annual Report, Conference Call
26 September	Capital Markets Day in St. Petersburg, Russia
23 October	Start of Quiet Period
6 November	Third Quarter Report, Conference Call

Contact

Raiffeisen INTERNATIONAL
Member of RZB Group

Michael Palzer

Communications

Raiffeisen International Bank-Holding AG

Am Stadtpark 9

A-1030 Vienna, Austria

Tel.: +43 (1) 71707 1504

Fax: +43 (1) 71707 3802

e-mail: michael.palzer@ri.co.at

Internet: www.ri.co.at


SUCCESS IN
15 LANGUAGES
ENGLISH — EASTERN EUROPEAN
EASTERN EUROPEAN — ENGLISH
Annual Financial Statement 2007
Raiffeisen International Bank-Holding AG
Raiffeisen INTERNATIONAL
Member of RZB Group

Disclaimer

- Certain statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements.

- By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Undue reliance should not be placed on these forward-looking statements. Many factors could cause our results of operations, financial condition, liquidity, and the development of the industries in which we compete, to differ materially from those expressed or implied by the forward-looking statements contained herein.

- These factors include, among others: (i) our ability to compete in the regions in which we operate; (ii) our ability to meet the needs of our customers; (iii) our ability to complete acquisitions or other projects on schedule and to integrate our acquisitions; (iv) uncertainties associated with general economic conditions particularly in CEE; (v) governmental factors, including the costs of compliance with regulations and the impact of regulatory changes; (vi) the impact of currency exchange rate and interest rate fluctuations; and (vii) other risks, uncertainties and factors inherent in our business.

- We do not intend, and do not assume any obligation, to update forward-looking statements set forth herein.

- This document does not constitute an offer of securities, nor a solicitation for an offer of securities, nor a marketing or sales activity for such securities. Raiffeisen International's shares have not been registered in the United States under the U.S. Securities Act of 1933 (the "Securities Act"), Canada or Japan, and may not be offered or sold in the United States or in any other jurisdiction, which requires registration, absent any such registration or an exemption. These materials may not be issued or distributed to U.S. persons or publications with general circulation in the United States.

- We have exercised utmost diligence in the preparation of this presentation and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out.

MARCH
2008

FILE NO. 82-34958

Corporate Presentation

Raiffeisen
INTERNATIONAL
Member of RZB Group

Overview

Raiffeisen INTERNATIONAL
Member of RZB Group

The Leading Pure Play CEE Banking Group

Raiffeisen INTERNATIONAL
Member of RZB Group

Leadership

- Unique network of banks and leasing companies covering 16 CEE markets
- Top 3 bank by assets in 8 markets; in two of them No.1 bank
- Strong and well known brand "Raiffeisen"

Growth

- Proven ability to capitalise on leading positions in highest growth region of Europe: 10-year CAGR in total assets of approximately 40%
- Long term target of profitable asset growth at 2.5x nominal GDP growth rate

Profitability

- 1-12/2007 pre-tax ROE 25.7%; 2003-2007 CAGR in consolidated profit of 47%
- Excellent risk management: 5-year average risk/earnings ratio approximately 15%
- Cost efficiency: Cost/income ratio of 57.6% at the end of the full year 2007

Business Strategy

- Clear focus on middle market and retail
- Growth drivers Southeastern Europe and CIS

Well Diversified Leading CEE Pure Play

Raiffeisen INTERNATIONAL
Member of RZB Group

Total Assets by Region



CIS
27%
CE
41%
SEE
32%

Total assets: €72.7bn

Profit before Tax by Region



CIS
30%
CE
34%
SEE
36%

Profit before Tax: €1,238mn

Top 3 Pan-CEE Bank with more than 13.7mn Customers



Raiffeisen INTERNATIONAL
Member of RZB Group
13.7mn Customers
3,015 Branches(1)
6.5mn Customers
1,499 Branches
Central Europe ("CE")
2.0mn Customers
497 Branches
South Eastern Europe ("SEE")
5.2mn Customers
959 Branches

Note: Figures as of/for FY 2007
(1) Including leasing and other branches.

Branch Expansion Leverages Customer Growth

Raiffeisen INTERNATIONAL Member of RZB Group



Customer CAGR & Branch CAGR 43% Each
3.3mn
5.1mn
9.7mn
12.1mn
13.7mn
722
916
2,443
2,848
3,015
2003
2004
2005
2006
2007
Customers
Branches

CAGR 2005–2007:

Customer 19%
Branch 11%

Highlights of the Full Year 2007

Raiffeisen INTERNATIONAL
Member of RZB Group

- Best ever full year result (excluding the one-offs in 2006)
- Consolidated profit rose by 42% to € 841 mn
- Highest ever retail segment contribution to total group profit before tax of 39%
- Increasing profit before tax contribution from high-growth regions CIS and SEE
- Successful € 1.24 bn capital increase in October, despite difficult market conditions
- Legal merger in Russia completed successfully
- Number of customers grew to 13.7 mn at the end of 2007
- Branch expansion to 3,015 in 2007 from 2,848 in 2006

Financial Highlights of the Full Year 2007

Raiffeisen INTERNATIONAL
Member of RZB Group

- Consolidated profit rose by 42% to € 841 mn
- Balance sheet total of € 73 bn, growth of 30% year-on-year
- Customer loan volume growth of over 39% and deposit growth of 22% year-on-year
- Cost/income ratio improves to 57.6% in 2007 from 59.1% in 2006
- ROE before tax of 25.7% above mid-term target of above 25% (slightly diluted by capital increase)
- Core capital ratio including market risk of 10.5%

Strategy

Raiffeisen
INTERNATIONAL
Member of RZB Group

Clear Strategy to Grow Faster Than the Markets

Raiffeisen INTERNATIONAL
Member of RZB Group

- Focus on fastest growing regions and customer segments
- Capitalize on leading SEE/CIS market positions and realize full benefits of recent acquisitions
- Pursue further growth opportunities through selective acquisitions
- Advanced balance sheet management and focus on less capital-intensive growth
- Continue to improve operational efficiency

Raiffeisen INTERNATIONAL
Member of RZB Group

Significant Market Growth Dynamics

Raiffeisen INTERNATIONAL
Member of RZB Group

Favourable Fundamentals Driving CEE Banking Markets

Average Nominal GDP Growth 2006 – 2009E p.a.



8.8%
12.0%
17.4%
4.6%
CE
SEE
CIS
Eurozone

Structural Catch-up Potential (total banking assets/GDP 2006)



80%
68%
57%
236%
CE
SEE
CIS
Eurozone

Market Status and Growth Potential (Assets, €bn)



2006
Total 2011E
CE
474
506
980
SEE
144
166
310
CIS
469
746
1215

Total CEE €1,087bn + €1,418bn = €2,505bn

- Market assets 2006
- Additional expected assets until 2011E

Note: Figures excluding Kazakhstan, Lithuania and Moldova

Source: Central banks, WIIW, Raiffeisen Research

Dynamic and Continuous Expansion of Network

Raiffeisen INTERNATIONAL
Member of RZB Group

- Successful greenfield expansion ...
- ... complemented by targeted and profitable acquisitions.


Hungary
Poland
Czech Republic
Bulgaria
Russia
Romania
Serbia
Slovakia
Croatia
Ukraine
1987
1991
1993
1994
1996
1998
2000
2001
2002
2003
2004
2005
2006
Bosnia and Herzegovina
Romania
Slovenia
Kosovo
Belarus
Albania
Ukraine
Russia
IMPEXBANK
Czech Republic
eBanka

Excellent Strategic CEE Position

Raiffeisen INTERNATIONAL Member of RZB Group



No. of Markets
Leading Presence in Profitable Growth Markets
Leadership in Highest Growth Markets
Market position(1)
Top 1 - 3
Top 4 - 6
>6
8
4
3
Albania
Bosnia & H.
Kosovo
Ukraine
Serbia
Romania
Slovakia
Belarus
Croatia
Bulgaria
Czech Republic
Hungary
Russia
Leading Foreign Bank
Slovenia
Ø Eurozone 4.7% p.a.
Poland
2%
4%
6%
8%
10%
>12%
Average Nominal GDP Growth Rate 2006 – 2009E (p.a.)

(1) Ranked by total assets as of 31Dec 2007
Source: Central banks, WIIW, Raiffeisen Research

Increasing Profit Contribution from SEE & CIS

Raiffeisen INTERNATIONAL
Member of RZB Group

Profit Before Tax Contribution 2006[1]



Central Europe (CE) 35%
Commonwealth of Independent States (CIS) 33%
Southeastern Europe (SEE) 32%
€ 316mn
€ 291mn
€ 284mn

Total FY 2006: € 891mn[1]

Profit Before Tax Contribution 2007



Central Europe (CE) 34%
Commonwealth of Independent States (CIS) 30%
Southeastern Europe (SEE) 36%
€ 428mn
€ 369mn
€ 442mn

Total FY 2007: € 1,238 mn

(1) Excluding one-off effects in 2006.

Retail Contribution Increased Substantially

Raiffeisen INTERNATIONAL
Member of RZB Group

Profit Before Tax Contribution FY 2006


Treasury, Participations and Other 18%
€ 160mn
Retail Customers 30%
€ 264mn
€ 467mn
Corporate Customers 52%

Total FY 2006: € 891mn(1)

Profit Before Tax Contribution FY 2007


Treasury, Participations and Other 7%
€ 82mn
Retail Customers 39%
€ 487mn
€ 669mn
Corporate Customers 54%

Total FY 2007: € 1,238 mn

(1) Excluding one-off effects in 2006.

Integration Projects

Raiffeisen
INTERNATIONAL
Member of RZB Group

Raiffeisen INTERNATIONAL
Member of RZB Group

Integration Projects on Track

	Raiffeisen BANK AVAL	IMPEXBANK	eBanka
Risk Management	RI standard ✓	RI standard ✓	RI standard ✓
Legal	Legal steps ✓	Merged into RBRU in November 2007 ✓	Legal merger in 2008 (✓)
Brand	Re-branding ✓	Re-branding ongoing (✓)	Re-branding in 2008 (✓)
Ops/IT	Group operations standardization (✓)	Systems integration started (✓)	Systems integration started (✓)

✓ **Completed/Implemented** (✓) **On Track**

Strategic Projects Up and Running

Raiffeisen INTERNATIONAL
Member of RZB Group

	Ukraine: Raiffeisen BANK AVAL	Russia: Raiffeisen BANK
I.	■ Branch optimization	■ Dynamic branch expansion program
II.	■ Enhancement of cross-selling	■ Optimization of regional operating model
III.	■ Introduction of asset management and leasing products	■ Rollout of full private individual product range
IV.	■ Centralization of SME/private individuals underwriting	■ Rollout of full SME product range
V.	■ Comprehensive upgrade of IT infrastructure	■ IT systems integration

Strong Regional Coverage in Russia

Raiffeisen INTERNATIONAL
Member of RZB Group

Hubs:	**7**
Branches:	**240(1)**
Employees:	**8,915**
Assets:	**€ 12.2bn**



2 Kaliningrad
16 Saint Petersburg
1 Yartsevo
2 Smolensk
2 Cherepovets
2 Kaluga
2 Yaroslavl
5 Bryansk
98 Moscow
Orel 5
2 Livny
3 Tula
2 Ivanovo
2 Zheleznogorsk
4 N. Novgorod
2 Kirov
3 Belgorod
2 Lipetsk
2 Voronezh
2 Saransk
2 Izhevsk
1 Nefteyugansk
1 Stary Oskol
2 Kazan
2 Perm
3 Surgut
1 Taganrog
3 Rostov-on-Don
2 Saratov
4 Ekaterinburg
1 Togliatti
2 Krasnodar
1 Volzhskiy
2 Samara
2 Zlatoust
1 Miass
3 Chelyabinsk
3 Anapa
3 Volgograd
2 Stavropol
4 Tomsk
4 Omsk
4 Krasnoyarsk
1 Sochi
1 Novorossiysk
1 Essentuki
1 Berdsk
4 Novossibirsk
1 Barnaul
1 Bratsk
1 Irkutsk
Yakutsk 1
Magadan 1
Yelizovo 1
Vilyuchinsk 1
Nikol'skoe village 1
2 Petropavlovsk-Kamchatski
1 Ossora settlement
2 Khabarovsk
5 Blagoveshchensk
Vladivostok 1
Artem 1

1 2 3 4 5 **Number of Raiffeisenbank branches**

(1) Including leasing branches.

Full Regional Coverage in Ukraine

Hubs:	**25**
Branches:	**1,186(1)**
Employees:	**17,780**
Assets:	**€ 6.2bn**



Volyn 33
Rivne 32
Lviv 49
Ternopil 34
Ivano-Frankivsk 42
Zakarpattya 30
Chernivtsi 30
Khmelnytsky 34
Zhytomyr 48
Vinnytsa 39
Kiev 114
Chernihiv 30
Cherkassy 33
Kirovograd 34
Sumy 29
Poltava 52
Kharkiv 61
Dnipropetrovsk 98
Zaporizhya 41
Donetsk 80
Lugansk 38
Mykolayiv 39
Odesa 65
Kherson 34
Crimea 67

(25) **Number of branches per regional hub**

(1) Including leasing branches.

Outlook

Raiffeisen
INTERNATIONAL
Member of RZB Group

Outlook and Targets

- Building on our successful mid-market strategy, the corporate customer segment will make the largest contribution to profit before tax again in 2008. In the retail business, we continue to emphasize expansion of the branch network to support the broadening of our customer base. Moreover, we will further develop our product range in the areas of asset management and insurance in the current year.

- Our goal for consolidated profit in 2008 is about € 1 billion.

- We aim to grow the balance sheet total by at least 20 per cent per year in the period to 2010, with the strongest increases targeted in the retail customer segment.

- We have set a return on equity (ROE) before tax of more than 25 per cent as a goal for 2010. That does not take into account any acquisitions or capital increases. The cost/income ratio should come to about 56 per cent. Our target risk/earnings ratio is about 15 per cent.

Raiffeisen International Mid-Term Targets 2010

Raiffeisen INTERNATIONAL
Member of RZB Group

ROE before Tax[(1)]



22.2%
21.8%
27.3%
25.7%
Target >25%
2004
2005
2006
2007

Cost/Income Ratio



63.5%
61.6%
59.1%
57.6%
Target ~56%
2004
2005
2006
2007

Risk/Earnings Ratio



17.1%
13.9%
17.5%
14.8%
Target ~15%
2004
2005
2006
2007

Total Asset Growth



44.1%
40.8%
37.3%
30.2%
Target >20%p.a.
2004
2005
2006
2007

(1) Excluding one-off effects in 2006.

Branch Expansion by 2010

Raiffeisen INTERNATIONAL
Member of RZB Group



Total Branches:(1)
2007 FY: 3,015
2010 FY: 3,750
Poland
2007 FY: 94
2010 FY: 115
Czech Republic
2007 FY: 99
2010 FY: 120
Slovakia
2007 FY: 153
2010 FY: 180
Hungary
2007 FY: 137
2010 FY: 170
Slovenia
2007 FY: 14
2010 FY: 15
Belarus
2007 FY: 82
2010 FY: 100
Russia
2007 FY: 237
2010 FY: 450
Ukraine
2007 FY: 1,180
2010 FY: 1,250
Croatia
2007 FY: 57
2010 FY: 80
Bosnia and Herzegovina
2007 FY: 92
2010 FY: 105
Serbia
2007 FY: 91
2010 FY: 125
Kosovo
2007 FY: 38
2010 FY: 50
Albania
2007 FY: 97
2010 FY: 110
Bulgaria
2007 FY: 151
2010 FY: 210
Romania
2007 FY: 433
2010 FY: 600

(1) Including leasing and other branches.

Business Segments

Raiffeisen
INTERNATIONAL
Member of RZB Group

Strong Growth Momentum In Retail Banking

Raiffeisen INTERNATIONAL Member of RZB Group

Number of Retail Customers (€mn)


CAGR: +40%
5.0
9.7
12.1
13.6
2004
2005
2006
2007

Average Volumes Retail Lending and Retail Deposits (€bn)[1]


CAGR Lending: +61%
CAGR Deposits: +40%
4.5
8.0
8.5
13.9
13.3
17.4
18.8
22.0
2004
2005
2006
2007

Profit before tax (€mn)


CAGR: +128%
41
118
264
487
2004
2005
2006
2007

RoE before tax


11.1%
15.1%
24.8%
29.5%
2004
2005
2006
2007

(1) Based on aggregated IFRS Business segments

Seamless & Efficient Corporate Customer Service

Raiffeisen INTERNATIONAL
Member of RZB Group


Corporates
Retail
Large Corporates
Mid-market Customers
Small Enterprises
Tailor-made solutions
Focus on structured products
Leverage cross-border business
Lean product portfolio & competent advisory service
Process optimization

1	Capitalize on leading position in 9 markets
2	Capture ongoing strong market growth opportunities
3	Focus on acquisition of highly profitable mid-market clients
4	Increase share of wallet with international clients
5	Increase and optimize cross-selling to related business segments

Corporate Clients – Strong Contribution to Results

Raiffeisen INTERNATIONAL
Member of RZB Group

Average Volumes Corporate Lending (€bn)(1)



CAGR: +39%
8.8
12.7
16.6
23.7
2004
2005
2006
2007

Average Volumes Corporate Deposits (€bn)(1)



CAGR: +36%
6.4
9.4
11.6
16.0
2004
2005
2006
2007

Profit Before Tax (€mn)



CAGR: +43%
229
337
467
669
2004
2005
2006
2007

RoE Before Tax



29.4%
26.9%
31.7%
30.2%
2004
2005
2006
2007

(1) Based on aggregated IFRS Business segments

Financials

Raiffeisen
INTERNATIONAL
Member of RZB Group

Solid Growth

Raiffeisen INTERNATIONAL Member of RZB Group

Income Statement in € mn[1]

	1-12/ 2007	1-12/ 2006	Change
Net interest income	2,419	1,764	37.1%
Provisioning for possible loan losses	(357)	(309)	15.6%
Net commission income	1,250	933	33.9%
Trading profit/(loss)	128	175	(26.8%)
General administrative expenses	(2,184)	(1,694)	29.0%
Profit before Tax	1,238	891	38.9%
Consolidated Profit	841	594	41.7%

Financial Ratios[1]

	1-12/ 2007	1-12/ 2006	Change
Return on equity (ROE) before tax	25.7%	27.3%	(1.6 PP)
Consolidated ROE	20.1%	21.4%	(1.3 PP)
Cost/Income Ratio	57.6%	59.1%	(1.5 PP)
Risk/Earnings Ratio	14.8%	17.5%	(2.7 PP)
Earnings per share	€ 5.80	€ 4.17	€ 1.63

Revenue Development in € mn



101
607
1,202
175
933
1,764
128
1,250
2,419
2005
2006
2007
Trading Profit
Net Commission Income
Net Interest Income

(1) Excluding one-off effects in 2006.

Quarterly Results Overview

Raiffeisen INTERNATIONAL
Member of RZB Group

in € mn	Q4/2006	Q1/2007	Q2/2007	Q3/2007	Q4/2007
Interest income	513.1	505.0	573.8	625.0	715.1
Provisioning for impairment losses	(79.6)	(75.9)	(77.4)	(88.8)	(114.9)
Net interest income after provisioning	**433.6**	**429.1**	**496.4**	**536.2**	**600.2**
Net commission income	272.4	275.1	297.2	322.8	354.8
Trading profit	63.0	35.6	43.7	41.4	7.1
Valuation result from derivatives	(0.9)	(2.7)	6.8	(26.3)	(8.0)
Net income from financial investments and current financial assets	4.1	0.8	(8.0)	(2.9)	0.8
General administrative expenses	(537.3)	(476.5)	(526.2)	(535.0)	(646.3)
Other operating profit (loss)	(15.2)	14.3	10.8	(2.5)	(23.5)
Income from disposal of group assets	506.6	14.1	0.2	13.1	(0.9)
Profit before Tax	727.0	292.5	314.1	346.8	284.2
Consolidated Profit (after minorities)	**642.8**	**192.6**	**208.8**	**224.3**	**215.6**
Consolidated Profit (after minorities) excl. one-off effects	**156.3**	**192.6**	**208.8**	**224.3**	**215.6**

Consolidated Profit in € mn (Quarterly Basis)



156
193
209
224
216
Q4 2006
Q1 2007
Q2 2007
Q3 2007
Q4 2007

Consolidated Profit in € mn (Cumulated)



193
401
626
841
1-3/2007
1-6/2007
1-9/2007
1-12/2007

Stable Funding a Real Benefit in Current Markets

Raiffeisen INTERNATIONAL
Member of RZB Group

Structure of Funding



Subordinated Liabilities
2%
Short-term Refinancing
18%
17%
63%
Medium and long-term Refinancing
Customer Deposits

Total Funding as of 31 Dec 2007: € 64.2bn

Funding Strategy

- High and stable share of funding from customer deposits (63% of total funding as of 31 Dec 2007)
- Good reputation in syndicated loan market ensures constant access to long-term funding
- Strong partnership with supranational institutions (eg. EBRD, EIB, IFC)
- Reliable access to liquid Austrian Raiffeisen banking sector

Tier 1 Ratio (including Market Risk)



9.4%
10.1%
8.0%
9.0%
10.5%
2003
2004
2005
2006
2007

Group Efficiency Enhancement Feeding Through

Raiffeisen INTERNATIONAL
Member of RZB Group

Milestones of Efficiency Program

Process Efficiency	■ Six Sigma established in all network bank markets ■ Currently 100 projects ongoing ■ Key performance indicators (KPIs) established for core processes
Centralization/ Shared Service Centres	■ Card processing centres established in Bratislava and Kiev ■ Electronic SWIFT traffic centralized in Romania for 8 markets ■ Paper-based cross-border payments to be centralised in next phase
Procurement	■ Central procurement defined and implemented ■ Leveraging of Group's buying power ■ Group-wide i-procurement tool rolled out to increase efficiency

Efficiency Improving Across The Board

Raiffeisen INTERNATIONAL
Member of RZB Group

Cost/Income Ratio (Group)


64.7%
63.5%
61.6%
59.1%
57.6%
2003
2004
2005
2006
2007

Cost/Income Ratio (CIS)


41.8%
46.9%
50.9%
57.9%
56.0%
2003
2004
2005
2006
2007

Cost/Income Ratio (SEE)


72.1%
67.4%
62.8%
58.2%
56.1%
2003
2004
2005
2006
2007

Cost/Income Ratio (CE)


67.1%
65.7%
66.2%
61.0%
60.5%
2003
2004
2005
2006
2007

CIR Improving Despite Strong Branch Expansion

Raiffeisen INTERNATIONAL
Member of RZB Group

Cost/Income Ratio (Group)


64.7%
63.5%
61.6%
59.1%
57.6%
2003
2004
2005
2006
2007

Cost/Income Ratio (Retail)


95.7%
83.6%
78.6%
72.3%
68.3%
2003
2004
2005
2006
2007

Cost/Income Ratio (Corporate)


47.3%
41.8%
40.2%
36.7%
35.8%
2003
2004
2005
2006
2007

Cost/Income Ratio (Treasury)


25.7%
23.2%
18.1%
22.8%
27.6%
2003
2004
2005
2006
2007

Risk Management

Raiffeisen INTERNATIONAL
Member of RZB Group

Highest Standards in Managing Risk

Raiffeisen INTERNATIONAL
Member of RZB Group

Key Pillars and Initiatives in Risk Management

Experience

- 20 years experience in managing risk in CEE
- Strong Vienna-based risk management team for retail, corporate and market risk
- CRO Function implemented in all markets
- Solid local teams and infrastructure

Standardization

- Standardized credit decision making process
- Group-wide rating tools & methodology
- Group-wide credit manual
- Standardized reporting
- Consistent provisioning policies across network banks

Centralization

- Centralized new product approval process
- Ongoing centralization of debt collection
- Centralized risk reporting platform
- Monitoring of local scorecards at head office in Vienna
- Credit examination teams to strengthen local expertise

Net Provisioning Ratio Stable

Raiffeisen INTERNATIONAL
Member of RZB Group

Group Net Provisioning Ratio



0.86%
0.98%
0.81%
0.97%
0.84%
2003
2004
2005
2006
2007

Total Risk Weighted Assets



12,802
19,638
29,914
41,052
53,964
2003
2004
2005
2006
2007

Retail Customer Net Provisioning Ratio



1.56%
1.56%
1.70%
1.69%
1.41%
2003
2004
2005
2006
2007

Corporate Customer Net Provisioning Ratio



0.56%
0.88%
0.72%
0.70%
0.57%
2003
2004
2005
2006
2007

Risk/Earnings Ratio Improved

Risk/Earnings Ratio (Group)


15.50%
17.10%
13.90%
17.50%
14.80%
2003
2004
2005
2006
2007

Risk/Earnings Ratio (CE)


16.4%
16.6%
9.4%
15.5%
14.9%
2003
2004
2005
2006
2007

Risk/Earnings Ratio (SEE)


13.7%
17.0%
15.0%
15.8%
9.2%
2003
2004
2005
2006
2007

Risk/Earnings Ratio (CIS)


16.3%
19.3%
20.9%
21.2%
19.2%
2003
2004
2005
2006
2007

Solid Asset Quality

Raiffeisen INTERNATIONAL
Member of RZB Group

Customer Loans in € mn


11,707
16,242
24,714
35,043
48,880
2003
2004
2005
2006
2007

Non-Performing Loans in % Customer Loans


3.3%
2.4%
1.7%
2.1%
2.1%
2003
2004
2005
2006
2007

Non-Performing Loans in € mn


382
378
422
737
1,049
2003
2004
2005
2006
2007

Coverage Ratio


71.2%
96.9%
154.1%
118.3%
105.2%
2003
2004
2005
2006
2007

Summary

Raiffeisen
INTERNATIONAL
Member of RZB Group

Raiffeisen INTERNATIONAL Member of RZB Group

Investment Summary

- **We are a CEE pure play:**
  - Strong, diversified business franchise
  - High market growth potential


Raiffeisen
INTERNATIONA

- **We have a proven track record:**
  - Growth: 10-year CAGR in Total Assets of 40% and 2003-2007 CAGR in Consolidated Profit of 47%
  - Profitability: FY 2007 pre-tax RoE at 25.7%
  - High 'Raiffeisen' brand recognition
- **We have a clear strategic focus on future growth:**
  - CIS and SEE regions
  - Strengthening our retail powerhouse
  - Ongoing strong growth in corporate banking
  - Selective acquisitions

Appendix

Raiffeisen INTERNATIONAL
Member of RZB Group

Experienced and Stable Management Team

Raiffeisen INTERNATIONAL
Member of RZB Group



Herbert Stepic, CEO
- Human Resources & Training
- Communications
- Internal Audit
- Legal & Compliance



Martin Grüll, CFO
- Investor Relations
- Group Controlling & Accounting
- Treasury Coordination & ALM
- Strategic Portfolio Mgmt
- Risk Management



Heinz Wiedner, COO
- Operations
- Organization & Project Office
- Group IT
- Shared Service Centres
- Integration/Transformation Russia



Aris Bogdaneris, Retail
- Consumer Banking
- Small Business Banking
- Products & Marketing
- Sales, Service & Distribution
- Affluent Banking



Peter Lennkh, Regions & Corporates
- Regional Office
- Corporate Relations & Banking Alliances
- Corporate Banking CEE
- Corporate Product
- Leasing International
- Real Estate Development



Rainer Franz
- Integration/Transformation Ukraine
- Executive Development & Training

Complemented by loyal and highly skilled local management teams

SPO Summary

Raiffeisen INTERNATIONAL
Member of RZB Group

Offer Structure	■ At markets rights issue ■ Shares from rights not taken up are offered in one single global tranche • public offering in Austria • international private placement pursuant to Reg S • US private placement to Qualified Institutional Buyers under Rule 144A
Offer Size	■ 11,897,500 primary shares ■ Subscription ratio: 1 for 12 ■ RZB subscription 5.95mn shares
Listing	■ Vienna stock exchange
Use of Proceeds	■ Funding of further growth of customer volume especially in SEE and CIS ■ Potential selective acquisitions in the CEE region
Lock up	■ 180 days for Raiffeisen International ■ 180 days for Raiffeisen Zentralbank
Timing	■ Subscription period/bookbuilding: 19 Sep – 3 Oct ■ Pricing/allocation announcement: 4 Oct; start of trading: 5 Oct ■ Offer price: 104 Euro
Syndicate	■ Joint Global Bookrunners and Joint Lead Managers • Raiffeisen Centrobank AG • Deutsche Bank AG

Shareholder Structure After SPO

Raiffeisen INTERNATIONAL
Member of RZB Group

Shareholder Structure After IPO


Private Investors
10%
20%
Institutional Investors
70%
RZB

Market Capitalization April 2005: € 4.6 bn

Shareholder Structure After SPO


Private Investors
3.2%
28.3%
Institutional Investors
68.5%
RZB

Market Capitalization October 2007: € 16.1 bn

Share Price Development

Raiffeisen INTERNATIONAL
Member of RZB Group



Index base = € 32.50 (issue price)
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr/05
Jul/05
Oct/05
Jan/06
Apr/06
Jul/06
Oct/06
Jan/07
Apr/07
Jul/07
Oct/07
Jan/08
Mar/08
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Financial Calendar

Raiffeisen INTERNATIONAL
Member of RZB Group

2008

27 March	Annual Report 2007, Analyst Conference, Conference Call
24 April	Start of Quiet Period
8 May	First Quarter Report, Conference Call
10 June	Annual General Meeting
18 June	Ex-Dividend and Dividend Payment Date
24 July	Start of Quiet Period
7 August	Semi-Annual Report, Conference Call
26 September	Capital Markets Day in St. Petersburg, Russia
23 October	Start of Quiet Period
6 November	Third Quarter Report, Conference Call

Contact

Raiffeisen INTERNATIONAL
Member of RZB Group

Susanne E. Langer

Vice President Investor Relations

Raiffeisen International Bank-Holding AG

Am Stadtpark 9

A-1030 Vienna, Austria

Tel.: +43 (1) 71707 2089

Fax: +43 (1) 71707 2138

e-mail: susanne.langer@ri.co.at

e-mail: investor.relations@ri.co.at

Internet: www.ri.co.at



SUCCESS IN
15 LANGUAGES
ENGLISH — EASTERN EUROPEAN
EASTERN EUROPEAN — ENGLISH
Annual Financial Statement 2007
Raiffeisen International Bank-Holding AG
Raiffeisen INTERNATIONAL
Member of RZB Group

Disclaimer

Raiffeisen INTERNATIONAL
Member of RZB Group

- Certain statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements.
- By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Undue reliance should not be placed on these forward-looking statements. Many factors could cause our results of operations, financial condition, liquidity, and the development of the industries in which we compete, to differ materially from those expressed or implied by the forward-looking statements contained herein.
- These factors include, among others: (i) our ability to compete in the regions in which we operate; (ii) our ability to meet the needs of our customers; (iii) our ability to complete acquisitions or other projects on schedule and to integrate our acquisitions; (iv) uncertainties associated with general economic conditions particularly in CEE; (v) governmental factors, including the costs of compliance with regulations and the impact of regulatory changes; (vi) the impact of currency exchange rate and interest rate fluctuations; and (vii) other risks, uncertainties and factors inherent in our business.
- We do not intend, and do not assume any obligation, to update forward-looking statements set forth herein.
- This document does not constitute an offer of securities, nor a solicitation for an offer of securities, nor a marketing or sales activity for such securities. Raiffeisen International's shares have not been registered in the United States under the U.S. Securities Act of 1933 (the "Securities Act"), Canada or Japan, and may not be *offered or sold in the United States or in any other jurisdiction, which requires registration, absent any such* registration or an exemption. These materials may not be issued or distributed to U.S. persons or publications with general circulation in the United States.
- We have exercised utmost diligence in the preparation of this presentation and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out.

END